UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                   FORM 10-SB/A


                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                 OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file no. 0001077997

                            VIS' OPPS MARKETING INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

                  Nevada                                 98-0199126

     -------------------------------                  -------------------
     (State or Other Jurisdiction of                   (I.R.S. Employer
     Incorporation or Organization)                   Identification No.)


   Suite 39 - 7179 18th Avenue
   Vancouver, B. C., Canada V3N 1H2                         V3N 1H2
   ---------------------------------------            ------------------
   (Address of Principal Executive Officer)               (Zip Code)


                                 (604) 688-3931

                        ---------------------------------
                           (Issuer's Telephone Number)

   Securities registered under Section 12(b) of the Exchange Act: None

   Securities registered under Section 12(g) of the Exchange Act:)

                  Common Stock, par value $0.001 per share

         ---------------------------------------------------------------
                                (Title of Class)

                                TABLE OF CONTENTS

ITEM                                                                       PAGE

----                                                                       ----

                                     PART 1

Item 1      Description of Business                                            3
Item 2      Management's Discussion and Analysis or Plan
                 of Operation                                                 18
Item 3      Description of the Registrant's Advertising Concept               20
Item 4      Security Ownership of Certain Beneficial
                 Ownership and Management                                     21
Item 5      Directors, Executive Officers, Promoters and
                 Control Persons                                              22
Item 6      Executive Compensation                                            24
Item 7      Certain Relationships and Related Transactions                    25
Item 8      Description of Securities                                         26


                                     PART 11

Item 1      Market Price of and Dividends on the Registrant's
                 Common Equity and Other Stockholders Matter                  27
Item 2      Legal Proceedings                                                 28
Item 3      Disagreement With Accountants and Financial Disclosure            28
Item 4      Recent Sales of Unregistered Securities                           28
Item 5      Indemnification of Directors and Officers                         29


                                    PART F/S

            Financial Statements                                              30

                                    PART 111

Item 1      Index to Exhibits                                                 39

Item 2      Description of Exhibits                                           39




                         ------------------------------


                       DOCUMENTS INCORPORATED BY REFERENCE

      Documents incorporated by reference:   None

                                     PART 1

Vis' Opps Marketing Inc. (the "Registrant") is filing this Form 10-SB on a voluntary basis:


     (1) to provide current, public information to the investment community;


     (2) to expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in the Registrant's securities, and


     (3) to comply with prerequisites for listing of the Registrant's securities on NASDAQ.


ITEM 1.    DESCRIPTION OF BUSINESS


HISTORICAL OVERVIEW OF THE REGISTRANT



     The Registrant, a Nevada corporation, was incorporated on November 24, 1998. The Registrant has no subsidiaries and no affiliated companies. The Registrant's executive offices are located at Suite 39 - 7179 18th Avenue, Vancouver, British Columbia, Canada, V3N 1H2.


     The Registrant is in the development stage and is seeking a quotation on the OTC Bulletin Board. To date it has not made an application to file the required forms with the NASD but with no further comments from the United States Securities and Exchange Commission, management anticipates filing the necessary information and documents with the NASD.



     The Registrant is developing a new concept in advertising which will allow individual entrepreneurs and small businesses to reach a larger section of the public with the Registrant's advertising concept. The Registrant will operate under the name of Vis's Opps Marketing Inc. for all business transactions but will use the name of "Pick-N-Save" for recognition by its customers. This is more fully described in the narrative in this Form and in the attached Business Plan.


         The Registrant has no revenue to date from the development of its advertising concept, and its ability to effect its plans for the future will depend on the availability of financing. Such financing will be required to develop its advertising concept to a stage where there are adequate advertisers using its concept for their monthly advertising. There is a need to have additional capital to reach the stage where the Registrant has a positive cash flow. The Registrant anticipates obtaining such funds from its directors and officers, financial institutions or by way of the sale of its capital stock in the future (see Part 1, Item 2 - "Plan of Operations"), but there can be no assurance that the Registrant will be successful in obtaining additional capital for its advertising concept from the sale of its capital stock or in otherwise raising substantial capital.

PLANNED BUSINESS

     Much of the discussion in this section is "forward looking", including, without limitation, statements regarding the Registrant's expectations, beliefs, intentions or strategies regarding future business operations and projected earnings from advertising operations, which are subject to many risks.


All forward-looking statements included in this document are based on information available to the Registrant on the date hereof. The Registrar's actual results may differ materially as a result of certain factors, including those set forth hereafter and elsewhere in this Form 10-SB. Potential investors should consider carefully the previously stated factors, as well as the more detailed information contained elsewhere in this Form 10-SB, before making a decision to invest in the common stock of the Registrant.


     Information concerning all the factors associated with the Registrant is set forth in this Item 1 and in Items 2 and 3 below. FOR A COMPLETE UNDERSTANDING OF SUCH FACTORS, THIS ENTIRE DOCUMENT, INCLUDING THE FINANCIAL STATEMENTS AND THEIR ACCOMPANYING NOTES, SHOULD BE READ IN ITS ENTIRETY.


Unless otherwise noted all dollar amounts are stated in US currency.



1.   The Registrant's Advertising Concept


a.   The Concept


The concept of the Registrant is a form of advertising affordable to the average self-employed person or small business; although not solely restricted to this section of advertisers. The basic concept is one of advertising through the use of a "dispensary board" system.


The Registrant will attract potential advertisers who are interested in offering a promotional "discount" on their product or service. The advertisers will extend their offer on a coupon - being the equivalent size of a business card. This will allow the person wishing to take advantage of the offer to carry the coupon in their wallet or purse similar to the way one would carry a business card.


The concept comprises three distinctly different component parts.


1. Dispensary board - with dimensions of approximately two and a half feet tall by three feet long. The basic materials in the dispensary board will be wood and plastic with the back part of the board being a plain piece of wood with a frame built on the outside of the back section. The front section will be a rib structure fastened to the back section by hinges allowing it to fall forward when unlocked.


2. Dispensary Boxes - The front frame of the dispensary board will house 22 plastic boxes containing the advertisers' coupons. Each box will be approximately two inches high, two inches deep and three and a half inches wide. These plastic boxes, known hereinafter as "dispensary boxes", have a space at the back allowing the coupons to be inserted. To afford ease of extraction of the coupons by potential customers, there is a sponge inserted on the top of the coupons once they are placed in the dispensary box. This has the effect of causing a downward pressure allowing ease of extraction. The dispensary boxes will have holes drilled in them to allow for them to be screwed onto the front section of the dispensary board and reduce the movement of the boxes.


     The front of the dispensary board will be on a hinge system which allows, when unlocked, the front section to drop down exposing the reverse side of the dispensary boxes. Only when this occurs can the boxes be filled with additional coupons. Through a locking system no one will have access to placing the coupons into the dispensary boxes other than an employee of the Registrant assigned to fill the boxes.


     The face of the dispensary box will have inserted in it a replica of the coupon being offered by the advertiser. A quick glance at the dispensary board will tell the potential customer what products and services are being offered.


     The method of extracting the coupons from a dispensary box is merely to withdraw the coupons from the base of the dispensary box. The customer can extract as many coupons as desired from an individual dispensary box or as many as he or she wishes to from a given dispensary board.



3. Coupons - the Registrant expects to attract a wide number of advertisers offering many different products and services. For example, the Registrant will approach companies currently advertising discounts or two-for-one promotions such as fast food companies (mainly hamburger, pizza, submarine sandwiches, etc.), restaurants (one entree free with the purchase of a second of equal or greater value), retail outlets (offering a straight discount on the price; ie., 20% off any purchase), entertainment facilities (offering either a cash discount or a two-for-the-price-of-one), hotels
     (offering an additional night free after a stay of two or three days), professionals (wishing to display their names in an area near their businesses), and other businesses who wish to sell their products or services. Once the coupon is extracted from the dispensary box, the customer merely goes to the premises of the advertiser and presents the coupon. Upon presentation the advertiser will honor the terms and conditions of the coupon.



b.   Advantages to Advertisers



The advantages the Registrant's advertising concept offers to its advertisers are as follows:


i. Low Cost - an advertiser will lease a box for $207 for a three month period. This is considerably less than it would cost to advertise in a newspaper for the same period of time. In fact, the majority of small business or self-employed individuals could not afford to advertise for any length of time in the newspaper. For example, the cost to advertise in the Classified section of The Vancouver Sun newspaper for a business card size advertisement on a Saturday is $258. For one day during the week the cost in the Classified section of the same newspaper is $219 whereas for four days the advertising rate is $685. This is the Classified section of the newspaper which might not have the readers the advertiser is seeking to attract. If the advertiser decides to use the section "Business to Business", a section devoted to businesses wishing to advertise their product or services, the cost for a business card size advertisement for one day is $347 whereas for six days it is $1,564. Newspaper advertising, even though it will initially be noticed by more people, is expensive for the small business or individual.



ii. Mail Circulation - the cost of mail circulation is often prohibitive to smaller businesses. For example, in Canada, the cost to post a two page letter is $0.33. If the advertiser mails 200 envelopes, the number of coupons contained in each dispensary box, the postage cost will be $66 before consideration of printing the advertising letter, typing each envelope and placing the advertisement inside. There is no guarantee the 200 letters will receive a positive response. Whereas if the advertiser uses the Registrant's dispensary board, only interested customers will extract coupons from the dispensary boxes. To equal the same results enjoyed by using the Registrant's method of advertising, the advertiser might have to mail several thousand letters to people in the community. If this is the case, the postage charges will be $660 instead of the $207 paid to the Registrant.



There is also a social stigma attached to the mail circulation of a business' advertising: the chance to be known as a "mail garage business".

iii. Targeting a Greater Market - the advertiser will be directed to the dispensary board installed in a location where the traffic flow is made up of individuals more acceptable to the advertiser's product and/or service. For example, if the advertiser is wishing to promote a product normally used in the household, the advertiser will be directed by the Registrant to advertise on those dispensary boards located near residential housing. There is no need to place his coupons in an area comprising office buildings or entertainment facilities. Location of the advertiser's coupon is essential to the future development of the Registrant's business.


iv. Limited Competition on Dispensary Board - the Registrant will limit the number of advertisers on each board who are in the same industry thereby allowing for greater exposure to the advertisers on the dispensary board. For example, only two or maybe three advertisers who are in the restaurant business will be allowed to advertise on a given board at any one time. For those business with limited competition, such as suppliers of fresh drinking water, only one such advertiser will be allowed to be displayed on a given dispensary board. The whole objective is to allow the advertiser maximum exposure of his or her product or service without having to have too many competitors on the same dispensary board.


v. Transferability of Advertising - The Registrant will offer the advertiser the opportunity to transfer, on a monthly basis, their advertising coupons to other dispensary boards in order to attract new customers. The maximum number of transfers by one advertiser will be restricted to three based on the three months advertising program. Some advertisers will welcome transferability since their coupons will not become too familiar to potential customers by being on one board and cause a reduction in extractions. The advantage to the Registrant is that they will be able to move similar advertisers from one board to another and allow the boards to be constantly updated with new advertisers. This will give the consumer the opportunity to be exposed to new coupons each month which otherwise might not be the case.


vi. Measurability - the advertiser will have the ability to measure the success of this form of advertising by the number of coupons extracted each month. To ensure the advertiser is fully aware of the extraction of the coupons, management will prepare a monthly report on the number of coupons taken. Nevertheless the advertiser will only be sure as to the usage when a customer submits a coupon to use the discount or the service. At that time he will have physical evidence as to the success of this form of advertising. This fact is important to small businesses who have a limited advertising budget due to low profit margins and each dollar spent must produce results. If results are not obtained by these small businesses they will cease to use whatever form of advertising they are using and will switch to another form of advertising. Measuring the return on dollars spent on advertising is important to them. They will want to know how many dollars of sales have been earned compared to the amount of dollars it cost in advertising to obtain those dollars.



c.   Dispensary Board Locations

It is essential for the Registrant to select locations for its dispensary board which are deemed to be high traffic areas; highest-visibility, highest-foot traffic and key marketing intercept locations. It is essential that areas be selected that will result in the maximum number of coupons each month being extracted from the dispensary board. Locations, which will prove appealing to the normal advertisers, are as follows:


         i. Shopping malls and supermarkets where the dispensary board can either be installed on a wall or a free standing pedestal built to house the dispensary board;


         ii. Bus, subways and train terminals, where tourists visiting the city require either hotel accommodation or restaurants, are ideal locations for business wishing to attract the tourist industry. In addition, these locations will appear favorable to local residents returning to the city since they will extract certain coupons for restaurants and services which are of interest to them.


         iii. Sports facilities such as ball parks, ice arenas, fitness establishments and football stadiums are noted for heavy traffic areas at particular times. During the intermissions, fans will have time to view the dispensary board and extract whatever coupons they feel are suitable to them.


         iv. Theaters and playhouses are ideally suited for the installation of the Registrant's dispensary boards since patrons often seek restaurants after a performance. The advertisers in these dispensary boards would be businesses located within the immediate area of the facility who will advertise an attractive offer on their coupon to entice the patron to extract and use the coupon after the performance.


         v. Office complexes where lunch and after work pedestrian traffic is high are also ideal locations since businesses located near these complexes will wish to attract new customers.

d.   Key Elements in the Concept

     The seven key elements of the Registrant's are as follows:

         i. Expanding usage of the Registrant's dispensary boards to include advertising messages as well as promotional offers. Many businesses will merely wish to have their name in front of the purchasing public without the need to give a promotional offer. Real estate agencies, specialized law firms, recreational facilities who merely wish to advise the public as to their location. Consultants, dentists and doctors are a few examples of those business which do not need to give a promotional offer. They merely wish to inform the public that they exist.


                Other business will want to give the purchasing public an incentive to extract their coupon from the dispensary board. This will result in a promotional offering being made which will ensure that the public will use their services over their competitors. As indicated previously, this might be a two for one special on a hamburger. Other promotion offers will be a discount on purchase of a consumer products such as a bicycle, clothes or even an electric kettle. The purchasing public is constantly seeking a bargain and the businesses offering this bargain will out-perform their competitors.


         ii. The coupons will be printed by the Registrant in order to ensure uniformity and ease of extraction. The coupons will be the size of a business card in order to enable it to be kept for a long period in a customer's wallet or purse. The coupon itself will have a plastic coating on both sides which will facilitate the ease of extracting the coupon and reduce the chances of cards sticking together and being extracted in multiples greater than one. The plastic coating will enhance the life of the coupons in the event that the potential customer does not immediately use it.


                The Registrant will control the printing of the coupons in order to ensure each coupon will be different in color and design. It is important to have the dispensary board as colorful as possible since it will be more appealing to the general public. The Registrant will recommend to all advertisers to use their logo on the coupon itself in order to familiarize the public with their company or service and to provide a more colorful effect to the dispensary board.


         iii. The dispensary board will be designed to hold a minimum of 22 dispensary boxes; each dispensary box will be black in color inserted into a black self-locking frame. The effect of using black will be to draw the potential customer's attention to the coupons on the board and not the board itself. With the coupons being either white or in pastel colors they will stand out and, hopefully, will have a greater chance of being selected.


         iv. A three-tier pricing structure might be introduced in the future depending upon the acceptability of moving the coupons from board to board for greater exposure for the advertiser. The Registrant might introduce in the future an increased charge for boxes on dispensary boards in market appeal locations; those in heavy traffic areas. The reason for considering this price structure is that some locations will require the Registrant to pay monthly rental for the space used. This cost will have to be passed onto the advertiser since extremely desirable locations will bear a higher rental charge than less desirable ones.

         v. The name Pick-n-Save appears to be a desirable name for using on the dispensary board itself since it tells the whole story. One only has to pick a coupon and, in the majority of cases, will save money.


                In many areas where the dispensary boards will be installed Pick-N-Save will be a name which can be used. In some areas, the name Pick-n-Save will denote a wholesale operation. For example, certain office complexes will require that only their tenants advertise on the dispensary board and these clients might be professional firms who either do not wish to offer a promotional discount or are restricted as such by their professional organizations. This being the case, the Registrant will use the name "Vis' Opps" on the dispensary board.


         vi. A key factor governing the success of the Registrant's marketing plan is its performance in actually installing dispensary boards. Prospective advertisers will want evidence that some kind of system actually exists. The Registrant's policy will be that no board will be installed unless the Registrant has sufficient advertisers to fill all but two boxes on the board. Those extra two boxes, if available, will be used by the Registrant itself to promote its unique advertising system.


         vii. The Registrant will offer two different forms of dispensary boards:


                a. one affixed to a wall and, therefore, stationery until detached;


                b. a pedestal dispensary board which is attached to a steel pipe welded to a steel base.


                The advantage of the latter is that it can be moved from location to location without any effort. The disadvantage is that some locations will not allow a pedestal stand for fear that they might become a hazard to a blind person. Since the pedestal is merely a flat metal base with a steel rod welded onto it which has the dispensary board attached to the top of the rod, a blind persons white cane might not detect the pedestal stand until he walks into it.


e.   Advertising Market


     Point of Purchase ("POP") advertising is the fastest growing segment of the advertising industry (summarized from "Bright Future Seen for P-O-P Industry" by Laurie Petersen). "POP", meaning point of purchase buying and refers to the customer making the decision to purchase a product once they are in the store. A study by the Point-of-Purchase Advertising Institute, Inc. ("POPAI"), the industry's leader, based in Englewood, New Jersey in classifying nearly 50,000 purchases found that two out of every three were decided in the store and not before the customer was in the store ("Study Confirms Impulse Buying on Rice" by Laurie Petersen).

     The basis of the growth of the POP advertising is its capacity to influence the buying decisions of shoppers after they have obtained an advertising flier or discount coupon and eventually enter the establishment in question. POPAI has determined that average shoppers make the decision for choosing two thirds of their purchases after they have received a flier, discount coupon or have entered into a store itself. Laurie Petersen's articles noted above concur with these findings.


     The Registrant feels that there exists a demand for its form of advertising since the purchasing public is constantly seeking to reduce their overall costs of products or services. With fliers the customer must take the time to review the entire flier and cut the product or service desired from it. This is time consuming. Often the flier is made from inexpensive paper and hence does not have the resilience to last for any great periods of time. The Registrant's concept, as mentioned previously, offers a business card size coupon plasticized for endurance and longevity.


     There are no specific governmental regulations prohibiting the distribution of coupons. General advertising rules prohibit the advertising of tobacco products to persons under 19 years of age. One of the major problems with discount coupon books is the number of books sold. The merchant may not anticipate the number of coupons books sold and subsequently not be able to honor the coupons. This is a result of coupon books being oversold and a further printing is done to satisfy the demand. With the Registrant's coupons, the total number of coupons outstanding relates directly to the number of coupons printed for the advertiser for insertion in the dispensary board. The advertiser knows his maximum number of coupons outstanding from his Advertising Agreement with the Registrant.


f.   Phases of Development


The Registrant will have three phases of development for its concept:


1.   Phase One



     During this Phase the Registrant designed and developed the dispensary board system by building a prototype. This prototype has been shown to advertisers to determine their response to the Registrant's advertising system. The results are favorable but it must be borne in mind that no advertiser has committed to using the Registrant's advertising system. At this stage, it is difficult for the Registrant to know whether its advertising system will be accepted by the business community. Nevertheless, the Registrant has produced many of the documents it will require to operate its business; being an Introduction Letter, Advertising Agreement, Coupon Design Sheet, Authorization Letter to Use the Advertiser's Name and Thank You Letter for Being an Advertiser.

     The cost of this Phase of development was approximately $7,500. The Registrant has virtually completed Phase One.


2.   Phase Two

     The final design of the dispensary board has been done and the molds for the dispensary boxes affixed to the dispensary board has been approved. The dispensary boxes have now been manufactured. Consideration will be given to the type of sales people required and locations for the dispensary boards, both pedestal and affixed to a wall, will be investigated. During this Phase it is anticipated boards will be installed and sales will commence.



     The cost of this Phase of development is determined as outlined below.



                                                                       ESTIMATED
                   PROCEDURES                                             COST
                   ----------                                             ----

     Design and development of a wooden dispensary boards
     - 10 only                                                             3,500


     Rental of ten board locations (i)                                    10,300


     Printing of advertiser's  coupons - 220 separate plasticized coupons at $35 per set - a set containing 1,000 such
     coupons                                                               7,700


     Employ  three  full  time  sales  people  for the  first  three months  of operations  at the rate of $1,000 per month as a
     draw  against  commissions (ii)                                       9,000


     Full time secretary - $1,334 per month for three months               4,000


     Sales Manager's remuneration @ $2,000 per month for
     three months                                                          6,000


     Management's remuneration - $1,667 for each of three months           5,000


     Miscellaneous - office supplies, stationery, etc.                     3,000
                                                                       ---------

     Estimated Cost of Phase 2                                         $  48,500
                                                                       =========


(i) Initially the Registrant expects to pay rent to landlords and managers of commercial sites to allow the dispensary boards to be installed either on a pedestal or affixed to a wall. The rental cost is estimated at $343 per month per location.


(ii) Sales Representatives will be paid $1,000 per month as a draw against their commissions. It is anticipated that this amount will be substantially reduced as sales are made. The three month charge for the rental of a dispensary box is $207. Sales agents will be paid 20% commission on dispensary box rentals.

     To complete this stage, the Registrant will require additional capital either provided by its directors and officers or by way of lending from a banking institutional or through the issuance of its common stock.


3.   Phase 3


     This Phase will develop the Registrant into a viable concern in the advertising field. Locations will be researched in all areas of the community to give a wide variety to the advertiser.


     There will be an increase in the hiring of sales people in order to seek out new advertisers and maintain existing ones.

     New sales people will be given a draw against commissions as they establish their customer-base. Commissions will be paid at the rate of 20% of the rental cost of a dispensary box. If one advertiser rents more than one dispensary box, either in one or in several locations, the sales person will receive commission on each and every dispensary box rented. This will ensure that the sales people are constantly recommending advertisers to use several locations for greater exposure of their coupons.

     Revenue from existing advertisers should be sufficient to carry operations after several months into this Phase. Nevertheless there will still be expenses which should be budgeted for in the event that circumstances do not proceed as envisioned. The estimated cost for Phase Three is shown below.

                               PROCEDURES                              ESTIMATED
                                                                         COST
                                                                         ----

     Manufacturing of an estimated 50 dispensary board at a cost of
     $333 each                                                          $ 16,650


     Cost of dispensary  boxes estimate to be 22 per dispensary
      board time 50 to equal 1,100 at a cost of $1.46 per box              1,606


     Pedestal stands required for some locations - being 10 at a cost
     of $67 per pedestal stand (i)                                           670


     Advertising in local newspapers and magazines (ii)                    6,500


     Miscellaneous expenses                                                6,500
                                                                         -------

     Total estimated funds required for Phase 3                         $ 31,926


(i) Pedestal stands are metal in structure with a dispensary board placed on the metal pipe rising from the pedestal base.


(ii) There will be a need to advertising the Registrant's concept to obtain market recognition. Once this is established there will be no need to use other media sources to advertise. The Registrant plans to try to keep one dispensary box available for its own use at all time. A separate coupon will be contained in this box allowing any interest advertiser to have access to it.


     Concentration initial in establish dispensary board locations will focus in Vancouver, British Columbia but the Registrant will direct its interest to other cities in Canada - mainly Calgary, Toronto and Winnipeg. Eventually consideration might be given to developing the concept in the United States and other parts of North America. It is imperative that the Registrant does not extend itself too fast and thereby burden unduly its ability to maintain a profitable base.



     The Registrant does not have the funds available to complete either Phases Two or Three and will have to raise additional funds to do so. These funds can be advanced by the directors, who are currently willing to financially assist the operations of the Registrant over the next several months. Other avenues of financing available to the Registrant are loans from financial institutions or through the sale of its capital stock. If the latter two methods of financing are not available to the Registrant, the Registrant will reduce its dispensary board program to several boards until such time as there are profits from the sales of the advertising to manufacture additional dispensary boards.



g.   Use of the name of "Pick-N-Save"


     The Registrant will use the name of "Pick-N-Save" on all its dispensary boards. This name defines the process of the Registrant's concept. A potential customer wishing to use the services or acquire a product from one of the advertisers on the dispensary board merely "picks" the desired coupon and upon presentation receives a "saving".


     The Registrant's name Vis' Opps, in contrast to Pick-N-Save, is a shortened form of "visual opportunities". In other words, by viewing the dispensary board the potential customer has an opportunity to realize an opportunity.


     The use of the name Pick-N-Save has been researched through the University of British Columbia's Patscan - a patent search service. No similar names were detected in the United States other than Pick N Save - a retail department store in numerous states offering sales and service. No similar name was found in the advertising area nor in Canada.



     The Registrant does not know if the name "Pick-N-Save" will be able to be used in the United States due to its use by the above mentioned department store. The Registrant has not sought legal advise to determine if it will be able to use the name in the United States. At this time it is concentrating its operations in Canada and will not enter the United States market for several years. At that time it will seek legal advise as to the use of the name. There is a possibility that the name might not be available to the Registrant. In that case, it will use the name of "Vis' Opps"; although there is not guarantee this name will be available to the Registrant. If it is not available the Registrant will select a suitable name at that time.


h.   Risk Factors


     There are certain inherent risks with the Registrant's concept from the point of view of the Registrant and its shareholders as follows:


i. The availability of the number of other forms of advertising will be a deciding factor in the advertisers' choices of the media they wish to use.

ii. The advertising market is highly fragmented. The market is characterized by hundreds of small, independent media firms in addition to large newspaper and magazine chains. Nevertheless, no single chain in North America has a significant share of the retail market for advertising.


iii. There are no concrete statistics on what forms of advertising will best be suited to the consuming public.


iv. The Registrant might not be able to induce landlords to provide the Registrant with the desirable locations required to increase its sales. The cost to locate the dispensary board in certain locations might be prohibitive since the landlord will require too high a rental charge.


v. The Registrant's current operations are dependent on attracting certain key locations and advertisers to assist in the development of the concept. Any future loss of these locations or advertisers may impact operations.


vi. The only present source of funds available to the Registrant is through the funds contributed by the directors and shareholders. Even if the results of sales through the concept is encouraging, the Registrant may not have sufficient funds to conduct its expansion plans and hence increase its market share of its product. While additional working capital may be generated through the operation, there is no assurance that any such funds will be available. This might impact the availability of locations for the advertisers.


vii. The Registrant has not patented its concept and hence it could be used by other interest parties with no way that the Registrant can protect itself.

OTHER ASSETS

     The Registrant has no other assets other than its advertising concept. At the present time, the Registrant has no intention of developing any other concepts or acquiring any other assets of a different nature until such time as it has developed its advertising concept. Nevertheless, in the future there may be opportunities made available to the Registrant that would enhance it and prove financial rewarding. Such opportunities, which are presently not known to the Registrant, will be reviewed at the time they are presented to the Registrant. Only opportunities of an advertising nature will be considered by the Registrant since it wishes to remain in advertising.



     At the present time the Registrant has no knowledge or has been contract with regards to any other business opportunities.


EMPLOYEES



     As at June 30, 1999, the Registrant has two employees in addition to its President and Secretary/Treasurer. One employee is the Sales Manager for the Registrant and the other is a Sales Representative. The Registrant has entered into a contract with each of these individuals for a period of one year commencing June 1, 1999 (refer to Exhibit (6) (a) (i) and (ii)). The Sales Manager is compensated at the rate of $2,000 (CDN$3,000) per month whereas the Sales Representative is given a draw against commissions of $1,000 (CDN$1,500). The business background of each of these individuals is as follows:


YUI LAM KO, 39, graduated from Vancouver Community College in 1988 before becoming an import/export trader for Cathay Trading Co. of Vancouver, British Columbia, which specialized in bulk purchases of finished and perishable goods from Mainland China. In 1991, Mr. Ko was employed with Can-Chi Media Services Ltd as manager of advertising and marketing. His responsibilities included the establishment of an Asian orientated newspaper and the development and circulation of telephone books for the Asian community. In the latter capacity, he was responsible for seeking out and selling advertisement in the telephone books to Asian merchants and business people. In 1997 he started his own printing company called Continental Printing Company located in Richmond, British Columbia which specialized in the printing of business cards, stationery and other material used by businesses. With a staff administering his business, Mr. Ko feels he can spend the majority of his time on the affairs of the Registrant.

YEN KWAN POON, 56, graduated in 1963 from Guangdong Ximen Secondary School. Subsequent to this she took teacher's training and from 1970 to 1987 worked as a teacher in an elementary school. In 1987 she immigrated to Canada with her family and accepted a position as Assistant China Trading Manager for Western Connection Investments Ltd., a company specializing in developing investment projects in China. In 1989 she became Assistant to the Vice President of Canadian Connection Financial & Management Ltd. that was involved in promoting joint venture opportunities in China and raising working capital for them. From 1991 to 1997 she assisted the President of Can-Chi Group which specialized in acquiring finished goods from China and selling them in the North American market. With the closing of operations of Can-Chi Group, she accepted a position at Royal Loyalty Trading Ltd, a company also specializing in the trading of products in China. Since 1998, Mrs. Poon has been an independent consultant in selling of products produced in China prior to accepting a position as a Sales Representative with the Registrant.

The above two employees will devote 20 hours a week to expanding the advertiser base and ensure a high percentage of renewals.


The directors and officers of the Registrant are not full time employees but devote time to the affairs of the Registrant by attending to the various administration functions required, identifying the initial sales personal required, developing the design of the dispensary board and boxes and undertaking whatever duties are required of them.

The Registrant is not a party to any collective bargaining agreements. The British Columbia area has a relatively large pool of sales people who are suitable to sell the Registrant's concept. In addition, there is also a large pool of clerical personnel who could be hired at any time.


COMPETITION


     There are numerous other advertising companies located in North America who offer competing forms of advertising. To the best knowledge of management, there are no other companies offering a coupon dispensary board similar to the Registrants. There are coupon boards located in super markets offering discounts on various products within the store. These boards do not offer any discounts on products or services not located in the store.


     On the ferries in British Columbia, there are display boards offering pamphlets on hotels, restaurants and tourist sites. Very few, if any, of these pamphlets offer a discount to the person taking the pamphlet.


     Nevertheless, management realizes there is a great deal of competition in the advertising industry and the possibilities for the Registrant in obtaining a sizeable market share is limited.

REPORTS TO SECURITIES HOLDERS


     Prior to filing this Form 10-SB, the Registrant has not been required to deliver annual reports. To the extent that the Registrant is required to deliver annual reports to security holders through its status of a reporting company, the Registrant shall deliver annual reports. Also, to the extent the Registrant is required to deliver annual reports by the rules or regulations of any exchange upon which the Registrant's shares are traded, the Registrant shall deliver annual reports. If the Registrant is not required to deliver annual reports, the Registrant will not go to the expense of producing and delivering such reports. If the Registrant is required to deliver annual reports, they will contain audited financial statements as required.

     Prior to the filing of this Form 10-SB, the Registrant has not filed reports with the Securities and Exchange Commission. Once the Registrant becomes a reporting company, management anticipates that Forms 3, 4, 5, 10K-SB, 10Q-SB, 8-K and Schedules 13D along with the appropriate proxy material will have to be filed as they come due. If the Registrant issues additional shares, the Registrant may file additional registration statements for those shares.

     The public may read and copy any material which the Registrant files with the Securities and Exchange Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding the issuers that file electronically with the Commission. The Internet address of the Commission's site is (http://www.sec.gov).



YEAR 2000 COMPUTER PROBLEMS



     The Registrant is dependent on computer technology in its business operations even though it does not itself own any computers at the present time. Nevertheless every business and professional person the Registrant uses are reliant on computers which reliance has a direct effect on the Registrant.


     The "Year 2000 problem" arose because many existing computer programs use only the last two digits of a year. Therefore, these computer programs do not properly recognize a year that begins with "20" instead of "19". If not corrected, many computer applications could fail or create erroneous results. The extent of the potential impact of the Year 2000 problem is not yet known, and if not timely corrected, it could affect the global economy. No country, government, business, or person is immune from the potential far-reaching effects of Year 2000 problems. Some estimates that include not only software and hardware costs, but also cost related to business interruption, litigation and liability, run into the hundreds of billions of dollars.


     The Registrant has determined that the consequences of its Year 2000 issues are likely to be material, in that a breakdown in the economy due to the Year 2000 problem might endanger its chances of having its coupons printed. The majority of printing companies use computerized equipment to do their printing. The possibilities of some or all of this equipment failing is extremely high. Without a supply of printed coupons the Registrant would be unable to continue to supply its dispensary boards. In addition, advertiser's sales agreement, cheques and other documents are often prepared to day on the computer and as such are subject to the Year 2000 problem. The Registrant has:


1. investigated computer software for future purchase whereby the Year 2000 issue has been addressed and corrected. The Registrant is in the state of readiness to purchase software, if it proves to have resolved the Year 2000 problem, at the time it acquires its own computer hardware.


2. incurred no cost, as yet, to address the Year 2000 issue but expects its costs in the future will be for the purchase of computers and software which have resolved the Year 2000 problem.


3. acknowledged the risk it faces with the Year 2000 issue from its customers, suppliers and professionals who have not addressed the Year 2000 issue and hence can no longer operate once the Year 2000 is upon the business community.

4. a contingency plan in that it will discuss with its customers, suppliers and professionals their contingency plans and if they have not addressed the Year 2000 problem the Registrant will switch to other suppliers, customers and professionals who have. There is no guarantee the Registrant will be successful in identifying those customers, suppliers and professionals who have not addressed the Year 2000 issue.


     In summary, the problem is a massive, pervasive, complex, world-wide phenomena that could, in a worst-case scenario, totally shut down and destroy the Registrant's business operations.


     This discussion contains forward-looking statements regarding the Registrant's Year 2000 problems and their effect on the Registrant. In this regard, the Registrant is relying upon the "safe harbor" provided under the Private Securities Litigation Reform Act of 1995 for protection from liabilities in the event such statements are not proven accurate.



OTHER ASPECTS OF THE REGISTRANT'S BUSINESS


New Products or Services



     The Registrant has not made any announcements regarding new products or services.


Sources of Raw Materials and Names of Principal Suppliers


     The source of raw material for the building of the dispensary board is available from the majority of lumber yards, retail lumber stores and other business specializing in wood products. There are numerous firms throughout the lower Mainland of British Columbia who can supply plastic for the manufacturing of the dispensary boxes. In addition, paper products and printers are abundant in the Province. There is no major supplier of any of the products required by the Registrant to build and services the dispensary boards.


Dependency on one or a few major customers.


     With the number of small business and individuals in the lower Mainland of British Columbia the Registrant is not dependent on one or a few major customers.


Patents and Trademarks


     The Registrant's method of advertising is not patented and no trademark exists. The Registrant does not intend to patent its advertising concept.


Governmental Regulations on the Business


     There  is  no  enacted   legislation  on  the   distribution   of  coupons.
Nevertheless, advertising cannot be misleading or fraudulent or else both criminal and civil remedies could be brought against the Registrant. The

Registrant will act cautiously in the selection of its advertisers so that there will not be any problems which might result in litigation.



Item 2.    Management's Discussion and Analysis
           or Plan of Operation


     The discussion contained in this Item 2 is "forward looking" including, without limitation, statements regarding the Registrant's expectations, beliefs, intentions or strategies regarding future business operations and projected earnings from its advertising concept, which are subject to may risks.


PLAN OF OPERATION


     The Registrant has to date concentrated on developing its advertising concept and will do so in the immediate future. Subject to the availability of financing, the Registrant will seek to complete Phase 2 and 3 within the current year. (See Part 1, Item 1 - "Description of the Business"). The Registrant will seek to generate such funds through the sale of securities and/or institutional financing. If an underwriter can be found, a public offering of common stock will be considered; alternatively the Registrant will seek to raise funds through a private offering of securities to an institutional buyer or through a registered broker dealer. The Registrant does not presently have any financing arranged for nor has any underwriter yet expressed interest in such an offering, and there can be no assurance that an underwriter can be found on terms acceptable to the Registrant. In the absence of such financing, the Registrant may be unable to put its plans into effect.


     In the event that the Registrant is unable to arrange financing, it will reduce its activities to installing several dispensary boards in high traffic locations and rely on the Sales Manager and Sales Representatives to sell sufficient advertising to cover the cost of the dispensary boards and earn a profit, if possible. The directors are prepared to contribute funds that will pay certain expenses over the next several months; being the salary to the Sales Manager, draws to the Sales Representative, auditing and accounting fees, office expenses and filing fees.


LIQUIDITY AND CAPITAL RESOURCES

     As at March 31, 1999, the Registrant had $23,376 of assets, and $2,500 of liabilities, including cash or cash equivalents amounting to $23,376.


     The Registrant has sufficient funds on hand to complete Phase One as more fully described in this Form 10-SB. The Registrant will require additional funds to complete Phase Two which will have to be either advanced by the directors and officers, bank financed or raised through a public offering of its capital stock. Subsequent to the completion of Phase One, the Registrant will have sufficient funds on hand to meet accounting, administration and filing fees. Filing fees are mainly the cost for processing the Forms 10-SB and 10QSB through Edgar. It is estimated that these fees should be no more than $5,000. The Registrant will have to raise additional funds to meet its future cash obligations.

     Additional capital required over the next twelve months is estimated to be $80,426 based on the requirements of Phases Two and Three. This amount assumes no revenue from sales of advertising due to this figure not been known at the present time. The Registrant has not as yet investigated or negotiated with any financial organization to obtain funds for the future to complete either Phases Two or Three.

     The Registrant's auditors have qualified their opinion on going concern as follows:

     "The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the development stage and will need additional working capital for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in this regard to these matters are described in Note 4. These financial statements do not include any adjustments that might result from the outcome of this uncertainty".

     In Note 4 to the financial statements, the Registrant acknowledges the fact that it is dependent upon additional financing in order to develop its concept. If the Registrant is unable to raise additional financing it will not be able to continue and may eventually cease to operate as a company. The auditor wishes to alert the readers of the financial statements that he agrees with the Registrant that there is a possibility that without additional funding the Registrant will not be able to complete its goals and might cease to be an operating entity.

     The Registrant will undertake no formal plan to market research the desirability of its advertising service other than to test the response of the advertising community to its concept.

     The Registrant has no need to purchase a factory to manufacture the dispensary boards since the manufacturing can be contracted out to various firms specializing in building office equipment. The printing of the coupons can be done by any of the numerous printing companies in the lower Mainland of British Columbia. The Registrant has not selected any manufacturer or printing company to date.

     It is estimated that the Registrant will require twelve Sales Representatives by the end of the first year. A draw against commissions of $1,000 will be advanced each month to each Sales Representative. This draw will be deducted from the amount of commissions paid. It is expected in the early months of operations and when each Sales Representative commences work that commissions will not be sufficient to cover the draws. As more dispensary boards are installed and renewals occur, commissions each month should be sufficient to eliminate the need for a draw.

     The Registrant has no contractual obligations for either leasing premises or commitments to acquire assets of any nature.

     Management  does  not  believe  the   Registrant's   operations  have  been
materially affected by inflation.

ITEM 3. DESCRIPTION OF THE REGISTRANT'S ADVERTISING CONCEPT

     As more fully described above, the Registrant has developed an advertising concept that is affordable to the average self-employed entrepreneur and small business. The concept is based on a "dispensary board" method of advertising whereby individuals and businesses are able to place their coupons in a plastic box attached to the dispensary board and have them extracted by interested parties.

     The Registrant hopes to attract those entrepreneurs and small businesses that are interested in offering a "discount" or "promotional" offer on their coupon. By offering a discount the purchasing public will be more willing to extract the coupon and try the service or product being offered.


OFFICES


     The Registrant's executive offices are located at Suite 39 - 7179 18th Avenue Vancouver, British Columbia, Canada. The office is located in the personal residence of the President of the Registrant. There is no charge to the Registrant for using this office.



OTHER PROPERTY

The Registrant does not own any other property.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN
        BENEFICIAL OWNERSHIP AND MANAGEMENT

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth certain information with respect to the beneficial ownership of each person who is known to the Registrant to be the beneficial owner of more than 5% of the Registrant's Common Stock as of June 30, 1999.



  (1)                (2)                    (3)                      (4)
 TITLE         NAME AND ADDRESS      AMOUNT AND NATURE             PERCENT
  OF           OF BENEFICIAL           OF BENEFICIAL                 OF
 CLASS              OWNER             OWNERSHIP (1),(2)            CLASS (2)
--------            -----            -----------------           ---------
Common            EDISON HO                4,500,000              43.09%
Shares            #39 - 7179 18TH Avenue
                  Vancouver, B.C.
                  Canada, V3N 1H2




(1) As of June 30, 1999, there were 10,442,500 common shares outstanding. Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.


(2) Under Rule 13-d under the Exchange Act, shares not outstanding but subject to options, warrants, rights, conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons.

SECURITY OWNERSHIP OF MANAGEMENT


     The following table sets forth certain information with respect to the beneficial ownership of each officer and director, and of all directors and executive officers as a group as of June 30, 1999.




     (1)                 (2)                             (3)                  (4)
    TITLE          NAME AND ADDRESS                AMOUNT AND NATURE        PERCENT
     OF            OF BENEFICIAL                    OF BENEFICIAL              OF
    CLASS               OWNER                      OWNERSHIP (1),(2)        CLASS (2)
    -----               -----                      -----------------       ---------
    Common        EDISON HO                        4,500,000 (3)             43.09%
    Shares        39 - 7179 18TH Avenue
                  Vancouver, B.C.
                  Canada, V3N 1H2


Common            WILLIAM WRIXON                        NIL                   NIL
Shares            6 - 1535 West 14th Avenue
                  Vancouver, B.C.
                  Canada, V6J 2J1

Common            SUSAN PELLAND                         NIL                   NIL
Shares            205 - 1120 Westwood St.
                  Vancouver, B.C.
                  Canada, V3B 7K8

                 All officers and directors as a   4,500,000                 43.09%
                    group (three persons)




(1) As of June 30, 1999, there were 10,442,500 common shares outstanding. Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.


(2) Under Rule 13-d under the Exchange Act, shares not outstanding but subject to options, warrants, rights, conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons.

(3) Mr. Ho is President of the Registrant and a controlling shareholder. This stock is restricted since it was issued in compliance with the exemption from registration provided by Section 4 (2) of the Securities Act of 1933, as amended. After this stock has been held for one (1) year, Mr. Ho could sell 1% of the outstanding stock every three months. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS


     The following table identifies the Registrant's directors and executive officers as of June 30, 1999. Directors are elected at the Registrant's annual meeting of stockholders and hold office until their successors are elected and qualified. The Registrant's officers are appointed annually by the Board of Directors and serve at the pleasure of the Board.



                                                    TERM AS
                                                   DIRECTOR
   NAME                POSITION HELD                EXPIRES
   ----                -------------                -------
EDISON HO           President and Director           1999

WILLIAM WRIXON      Director                         1999

SUSAN PELLAND       Secretary / Treasurer            1999




     Both the directors have served as directors since the Registrant was incorporated on November 25, 1998. The President and Secretary Treasurer have held their positions as officers since November 25, 1998. The Registrant has had no other individuals serving as officers other than the ones mentioned above.


     EDISON HO, 36, has experience in administrating and operating various businesses during the last 14 years. He is employed as the Chief Financial Officer of IntraCoastal Systems Engineering Corporation that has afforded him the advantage of overseeing all financial requirements of the company. Mr. Ho is still employed in the capacity of Chief Financial Officer of Intra Coastal Systems Engineering Corporation. Prior to holding this position, Mr. Ho was, in 1997, the Controller for Dexton Computer Corporation and held a similar position in 1992 with Autism Society of British Columbia. This allowed him to have a strong background in every aspect of the daily operations of a company. In 1989 he was the President of Secure Office Systems Inc. prior to being the accountant for Western Basic Ingredients and Assistant Food & Beverage Manager for the BC Institute of Technology SA.

His educational background includes obtaining a degree from the Certified Management Accountants of British Columbia and a diploma in Financial Management from BCIT Institute of British Columbia.


WILLIAM WRIXON, 32, has been employed since 1998 as the Manager of Corporate Relations for IntraCoastal Systems Engineering Corporation where he is responsible for communications with shareholders and financial institutions on a daily bases. In 1997 he was employed in a similar position for two years with Paxton Pacific Resource Products Inc. and Westrend Natural Gas, associated companies. This work experience has provided him with a strong background in communications with shareholders and regulatory authorities. From 1995 to 1996 he was employed as an auditor for the firm of Usher and Vineberg, Chartered Accountants. Prior to this position he was the President of Windstar Promotions, his own company.

His educational background relates to economics where he obtained a Bachelor of Arts degree from Dalhousie University in 1990 and subsequent at Concordia
University where he obtained in 1995 a degree in Accounting and Finance. Subsequently he undertook several courses from the Institute of Chartered Accountants.




SUSAN PELLARD, 46, has a background centered around dentistry where in 1979 she obtained a certificate as a Certified Dental Assistant (General) and in 1983 obtained a certificate from the College of Dental Surgeons as a Certified Dental Assistant (Orthodontics). For the past 15 years she has been employed by her husband where she works as office manager and administrator of his dental practice.

     Management does not devote full time to the affairs of the Registrant because each is employed by other companies. Mr. Ho has been instrumental in hiring the Sales Manager, conceiving the concept, arranging for the incorporation of the Registrant, instructing professionals and accountants as to the direction of the Registrant and the documents required for both corporate and filing purposes. To date the corporate activities of both Mr. Wrixon and Ms. Pellard has been limited on a daily basis but as the Registrant commences operations the time they devote to the Registrant will increase.


     None of the Registrant's Directors are currently directors of other companies registered under the Securities Act of 1934. There are no family relationships between the directors, executive officers or with any person under consideration for nomination as a director or appointment as an executive officer of the Registrant.


ITEM 6. EXECUTIVE COMPENSATION

     None of the Registrant's executive officers have received compensation since the Registrant's inception.

The following table sets forth compensation paid or accrued by the Registrant during the period ended June 30, 1999 to the Registrant's President and shows compensation paid to any other officers or directors.




                                           SUMMARY COMPENSATION TABLE (1998 - 1999)

                                                             Long Term Compensation (US Dollars)
                                                             -----------------------------------
                               Annual Compensation                  Awards                          Payouts
                            --------------------------              ------                          -------
(a)                   (b)              (c)          (e)        (f)         (g)         (h)           (i)
                                                  Other     Restricted                             All other
                                                  annual      stock      Options/      LTIP         compen-
Name and Princi-                                   Comp.      awards       SAR       payouts        sation
pal position        Year             Salary         ($)        ($)         (#)         ($)            ($)
------------        ----             ------         ---        ---         ---         ---            ---
EDISON HO,           1998-             -0-           -0-        -0-         -0-         -0-            -0-
President and        1999
Director

WILLIAM WRIXON    Director            -0-           -0-        -0-         -0-         -0-            -0-

SUSAN  PELLAND       1998-            -0-           -0-        -0-         -0-         -0-            -0-
Secretary/Treasurer  1999


     There are no stock options outstanding as at June 30, 1999 and no options have been granted in 1999, but it is contemplated that the Registrant may issue stock options in the future to officers, directors, advisers and future employees.

COMPENSATION OF DIRECTORS

     Members of the Board of Directors do not receive cash compensation for their services as Directors. Directors are not presently reimbursed for expenses incurred in attending Board meetings.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On February 1, 1999, the Registrant's Board of Directors approved the issuance of 4,500,000 shares of its common stock between Edison Ho, President of the Registrant, in consideration of his services in organizing the Registrant. The terms of this transaction were determined by the Board of Directors at the time there were no other stockholders. These shares are restricted since they were issued in compliance with the exemption form registration provided by
Section 4 (2) of the Securities Act of 1933, as amended. After these shares have been held for one (1) year, Mr. HoHoHo could sell in a given three month period shares based on 1% of the outstanding stock of the Registrant. Therefore, these shares cannot be sold except in compliance with the provisions of Rule 144. The share certificate registered in the name of Mr. Ho has a legend affixed to it restricting its sale.


     The promoters of the Registrant are the Officers, Directors, Sales Manager and Sales Representative. No other individual is responsibility for the promotion of the activities of the

Registrant and nothing of value, including money, property, contracts, options or rights of any kind, have been given to anyone other than Mr. Ho as noted in the preceding paragraph.

     The Directors and Officers of the Registrant have contributed and continue to contribute time, office space, telephone, and other expenses, without compensation or reimbursement. The Sales Manager and Sales Representative are compensated for their time as noted elsewhere in this Form 10-SB.

     Certain directors of the Registrant are directors, officers, stockholders and/or employees of other companies, and conflicts of interest may arise between their duties as directors of the Registrant and as directors, officers of other companies. All such possible conflicts will be disclosed and the directors concerned will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed on them under the laws of the State of Nevada.

All officers and directors are aware of their fiduciary responsibilities under corporate law, especially insofar as taking advantage, directly or indirectly, of information or opportunities acquired in their capacities as officers and directors of the Registrant. Any transaction with officers or directors will only be on terms consistent with industry standards and sound business practice in accordance with the fiduciary duties of those persons to the Registrant, and depending upon the magnitude of the transactions and the absence of any disinterested board members, the transactions may be submitted to the shareholders for their approval in the absence of any independent board members.


None of the directors or officers are engaged with any other public company.

ITEM 8. DESCRIPTION OF SECURITIES


     The Registrant's articles of incorporation currently provide that the Registrant is authorized to issue 200,000,000 shares of common stock, par value $0.001 per share. As at June 30, 1999, 10,442,500 shares were outstanding.



COMMON STOCK

Each holder of record of the Registrant's common stock is entitled to one vote per share in the election of the Registrant's directors and all other matters submitted to the Registrant's stockholders for a vote. Holders of the Registrant's common stock are also entitled to share ratably in all dividends when, as, and if declared by the Registrant's Board of Directors from funds legally available therefor, and to share ratably in all assets available for distribution to the Registrant's stockholders upon liquidation or dissolution, subject in both cases to any preference that may be applicable to any outstanding preferred stock. There are no preemptive rights to subscribe to any of the Registrant's securities, and no conversion rights or sinking fund provisions applicable to the common stock.

     Neither the Registrant's articles of incorporation nor its bylaws provide for cumulative voting. Accordingly, persons who own or control a majority of the shares outstanding may elect all of the Board of Directors, and persons owning less than a majority could be foreclosed from electing any.


OPTIONS OUTSTANDING

     There are no outstanding options. It is the intention of the Board of Directors to grant stock options to directors, officers and future employees at some time in the future. At the present time no consideration has been given to the granting of stock options.


                                     PART 11

ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
             COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

MARKET INFORMATION


     The Registrant's stock is not presently traded or listed on any public market. With no further comments from the United States Securities and Exchange Commission on this Form 10-SB, the Registrant anticipates filling with the NASD Regulators Inc. Upon effectiveness of the Registrant's registration statement under the Securities Exchange Act of 1934, it is anticipated one or more broker dealers may make a market in its securities over the counter, with quotations carried on the National Association of Securities Dealers, Inc.'s "OTC Bulletin Board". To date no broker dealer has been approached nor have any offered to make a market in the Registrant's shares.


HOLDERS


     The number of record holders of the Registrant's common stock as at June 30, 1999 was 45 of which 1 is a director. There has been no additional shareholders since June 30, 1999.

DIVIDENDS

     The Registrant has never paid cash dividends on its common stock and does not intend to do so in the foreseeable future. The Registrant currently intends to retain any earnings for the operation and expansion of its business.

     The Securities and Exchange Commission has adopted regulations which generally define a "penny stock" to be equity securities that has a market price (as defined) of less than $5.00 per share, subject to certain exemptions. The Registrant's Common Stock may be deemed to be a "penny stock" and thus, if and when it becomes listed and trading, of which there can be no assurance, will become subject to rules that impose additional sales practice requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors, unless the Common Stock is listed on The NASDAQ Small Cap Market.

     Consequently, the "penny stock" rules may restrict the ability of broker/dealers to sell the Registrant's securities, and may adversely affect the ability of holders of the Registrant's Common Stock to resell their shares in the secondary market, assuming such market develops, of which there can be no assurance.

FINANCIAL INFORMATION

     The Registrant will furnish annual financial reports to stockholders, certified by its independent auditor, and furnish management prepared unaudited quarterly reports to its shareholders.

TRANSFER AGENT

     The Registrant's transfer agent is Nevada Agency & Trust Co., 50 West Liberty Street, Suite 880, Reno, Nevada, 89501.

ITEM 2. LEGAL PROCEEDINGS

     There are no legal proceedings to which the Registrant is a party or to which its property is subject, nor to the best of management's knowledge are any material legal proceedings contemplated.

ITEM 3. DISAGREEMENT WITH ACCOUNTANTS AND
        FINANCIAL DISCLOSURE

     From inception to date, the Registrant's principal accountant is Andersen Andersen & Strong, L.C. of Salt Lake City, Utah. The firm's report for the period from inception to March 31, 1999 did not contain any adverse opinion or disclaimer, nor were there any disagreements between management and the Registrant's accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES


     From inception through to June 30, 1999, the Registrant has issued and sold the following unregistered shares of its common stock (the aggregated value of all such offerings did not exceed US$1,000,000):


(i)   Subscriptions of 4,500,000 shares by a Director of the Registrant.

     On February 1, 1999 the Board of Directors of the Registrant approved the issuance to its President, Edison Ho, 4,500,000 common shares. These shares are restricted since they were issued in compliance with the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. After these shares have been held for one year, Mr. Ho could sell within a three month period shares based on 1% of the outstanding stock in the Registrant. Therefore, these shares can be sold after the expiration of one year in compliance with the provisions of Rule 144. There is a "stop transfer" instructions placed against this certificate and a legend has been imprinted on the stock certificate itself.

(ii)  Subscription for 5,885,000 shares at $0.002 per share

     On February 8, 1999, the Registrant accepted subscriptions from twelve corporate investors in the amount of 5,885,000 shares at a price of $0.002 per share. Rule 504 exemption was claimed for the 5,885,000 shares. Forms D were filed with the United States Securities and Exchange Commission. This stock can be traded without restrictions. None of these shareholders are related to the directors or officers or each other. All the shareholders live outside the United States.

(iii) Subscription for 57,500 shares at $0.20 per share

     On February 23, 1999, the Registrant accepted subscriptions from 32 individual shareholders who purchased 57,500 common shares at a price of $0.20 per share. Rule 504 exemption was claimed and Forms D were filed with the United States Securities and Exchange Commission. This stock can be traded without restrictions provided persons owing less than 5% of the outstanding stock do so. All the shareholders subscribing for shares are located outside of the United States and none are US citizens. All shareholders are either friends, relatives or business associates of one or more of the directors.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 78.751 of the Nevada General Corporation Law allows the Registrant to indemnify any person who was or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, by reason of the fact that he or she is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee, or agent of any corporation, partnership, joint venture, trust, or other enterprise. The Registrant's Bylaws provide that such person shall be indemnified and held harmless to the fullest extent permitted by Nevada law.

     Nevada law permits the Registrant to advance expenses in connection with defending any such proceedings, provided that the indemnitee undertakes to repay any such advances if it is later determined that such person was not entitled to be indemnified by the Registrant. The Registrant's Bylaws require that the Company advance such funds upon receipt of such an undertaking with respect to repayment.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such act, and is therefore unenforceable.

                                    PART F/S
                              FINANCIAL STATEMENTS

        The following financial statements are filed with this Form10-SB:


                                                                                  Page
                                                                                  ----

Report of Independent Certified Public Accountants                                 31
Financial Statements of Vis' Opps Marketing Inc.
      Balance Sheet as at March 31, 1999                                           32
      Statement of  Operations  for the Period from November 24, 1998 (Date
 of Inception) to March 31, 1999                                                   33
Statement of  Changes  in  Stockholders'  Equity  for the  Period  from
      November 24, 1998 (Date of Inception) to March 31, 1999                      34
        Statement of Cash Flows for the Period from  November  24, 1998 (Date of
             Inception) to March 31, 1999                                          35
         Notes to Financial Statements                                             36


ANDERSEN ANDERSEN & STRONG, L.C.                                          941 East 3300 South, Suite 220
Certified Public Accountants and Business Consultants Board                  Salt Lake City, Utah, 84106
Member SEC Practice Section of the AICPA                                          Telephone 801-486-0096
                                                                                        Fax 801-486-0098
                                                                              E-mail Kandersen @ msn.com

Board of Directors
Vis' Opps Marketing Inc.
Vancouver, B.C., Canada


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of Vis' Opps Marketing Inc. (a development stage company) at March 31, 1999, and the statement of operations, stockholders' equity, and cash flows for the period from November 24, 1998 (date of inception) to March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vis' Opps Marketing Inc. at March 31, 1999, and the results of operations, and cash flows for the period from November 24, 1998 (date of inception) to March 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the development stage and will need additional working capital for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 4. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Salt Lake City, Utah                          /s/  "Andersen Andersen & Strong"
April 7, 1999

A member of ACF International with affiliated offices worldwide

                            VIS' OPPS MARKETING INC.
                         (A Development Stage Company)

                                 BALANCE SHEET
                                 March 31, 1999
================================================================================
ASSETS

CURRENT ASSETS

     Cash                                        $ 23,376
                                                 --------

           Total Current Assets                  $ 23,376
                                                 ========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

      Accounts payable                           $ 2,500

            Total Current Liabilities              2,500

STOCKHOLDERS' EQUITY

Common stock

 200,000,000 shares authorized, at $0.001 par
 value; 10,442,500 shares issued and outstanding  10,443

Capital in excess of par value                    17,327

Deficit accumulated during the development stage  (6,894)
                                                 -------
Total Stockholders' Equity                        20,876
                                                 -------
                                                 $23,376
                                                 =======


The accompanying notes are an integral part of these financial statements.

                            VIS' OPPS MARKETING INC.
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENT OF OPERATIONS
  FOR THE PERIOD FROM NOVEMBER 24, 1998 (DATE OF INCEPTION) TO MARCH 31, 1999

================================================================================

REVENUE                                       $     --

EXPENSES                                          6,894

NET LOSS                                      $  (6,894)

NET LOSS PER COMMON SHARE

     Basic                                    $   (.001)
                                                 =======

AVERAGE OUTSTANDING SHARES

     Basic                                    5,200,000
                                              =========

The accompanying notes are an integral part of these financial statements.

                            VIS' OPPS MARKETING INC.
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
          FOR THE PERIOD FROM NOVEMBER 24, 1998 (DATE OF INCEPTION) TO
                                 MARCH 31, 1999
================================================================================

                                                                                                CAPITAL IN
                                                        COMMON STOCK         EXCESS OF          ACCUMULATED
                                                              SHARES           AMOUNT            PAR VALUE         DEFICIT
                                                              ------           ------            ---------         -------
BALANCE NOVEMBER 24, 1998
        (date of inception)                                       -          $      -           $       -       $        -

Issuance of common stock for cash
  at $.001 - February 1, 1999                             4,500,000             4,500                   -                -

Issuance of common stock for cash
   at $0.002 - February 28, 1999                          5,885,000             5,885               5,885                -

Issuance of common stock for cash
    at $.20 - February 23, 1999                              57,500                58              11,442                -

Net operating loss for the period from
    November 24, 1998 to March 31, 1999                           -                 -                   -           (6,894)
                                                         ----------           -------            --------         --------
BALANCE MARCH 31, 1999                                   10,442,500          $ 10,443           $  17,327       $   (6,894)
                                                         ==========           =======            ========         ========





The accompanying notes are an integral part of these financial statements.

                            VIS' OPPS MARKETING INC.
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENT OF CASH FLOWS
           FOR THE PERIOD FROM NOVEMBER 24, 1998 (DATE OF INCEPTION)
                              TO FEBRUARY 28, 1999
================================================================================
CASH FLOWS FROM
     OPERATING ACTIVITIES:

Net loss                                                               $ (6,894)

Adjustments to reconcile net loss to
    net cash provided by operating
    activities:

    Change in current assets and liabilities                              2,500
                                                                      ---------
Net Cash From Operations                                                 (4,394)
                                                                      ---------

CASH FLOWS FROM INVESTING
    ACTIVITIES:                                                               -
                                                                      ---------
CASH FLOWS FROM FINANCING
    ACTIVITIES:

       Proceeds from issuance of common stock                            27,770
                                                                      ---------

Net Increase in Cash                                                     23,376

Cash at Beginning of Period                                                   -
                                                                      ---------
Cash at End of Period                                                 $  23,376
                                                                      =========




   The accompanying notes are an integral part of these financial statements.

                            VIS' OPPS MARKETING INC.
                         (A DEVELOPMENT STAGE COMPANY)
                         NOTES TO FINANCIAL STATEMENTS
================================================================================

1.       ORGANIZATION

The Company was incorporated under the laws of the State of Nevada on November 24, 1998 with authorized common stock of 200,000,000 shares at $0.001 par value. The Company was organized for the purpose of marketing a unique form of advertising affordable to self-employed and other small businesses by the use of "dispensary board" system.

Since its inception the Company has completed two Regulation D offerings of 5,942,500 shares of its capital stock for cash.

The Company is in the development stage.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICILES

Accounting, Methods

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend Policy

The Company has not yet adopted a policy regarding payment of dividends.

Income Taxes

The Company has elected a fiscal year ending October 31 and has not completed an operating period and therefore has not filed any income tax returns.

Earning (Loss) Per Share

Earnings (loss) per share amounts are computed based on the weighted average number of shares actually outstanding using the treasury stock method in accordance with FASB statement No. 128.

                            VIS' OPPS MARKETING INC.
                         (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO FINANCIAL STATEMENTS (Continued)
================================================================================

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity, at the time of purchase, of less than three months, to be cash equivalents.

Foreign Currency Translation

The transactions of the Company completed in Canadian dollars have been translated to US dollars. Assets and liabilities are translated at the year end exchange rates and the income and expenses at the average rates of exchange prevailing during the period reported on.

Financial Instruments

The carrying amounts of financial instruments, including cash and accounts payable, are considered by management to be their estimated fair values. These values are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

                            VIS' OPPS MARKETING INC.
                         (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO FINANCLAL STATEMENTS (Continued)
================================================================================

3.       RELATED PARTY TRANSACTIONS

Related parties have acquired 43% of the common stock issued for cash.

The officers and directors of the Company are involved in other business activities and they may, in the future, become involved in additional business ventures which also may require their attention. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has formulated no policy for the resolution of such conflicts.

4.       GOING CONCERN

Continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding, and long term financing, which will enable the Company to operate in the future.

Management recognizes that, if it is unable to raise additional capital, the Company cannot be successful in its efforts.

                                    PART 111

ITEM 1.  INDEX TO EXHIBITS

EXHIBIT
   NO.
------



(2)      Charter and By-Laws

         (a) Articles of Incorporation of Vis' Opps Marketing Inc. filed November 23, 1998 (filed herewith, page 41)
         (b)      Bylaws (filed herewith, page 45)

(3)      Instruments Defining Rights of Securities Holders

         (a) Text of stock certificates for common stock (filed herewith, page 57)

(5)      Voting Trust Agreements

                  None

(6)      Material Contracts

         (a)      Not Made in the ordinary course of business

                  (i) Transfer Agent and Registrant Agreement between Registrant and Nevada Agency & Trust Co., dated February 1, 1998 (filed herewith, page 58)
                  (ii)     Sales Manager's Agreement (filed herewith, page 62)
                  (iii) Agreement to Act as Sales Representative (filed herewith, page 67)


(10)     Consent of experts and counsel

         (i) Consent of Andersen Andersen & Strong, L.C., independent certified public accountants (filed herewith, page 74)

(11)     Statement re computation of per share earnings
         Not applicable

(16)     Letter of change in certifying accountant
         Not applicable

(21)     Subsidiaries of the Registrant
         Not applicable

(24)     Power of Attorney

         None

(99)     Addition Exhibits None

ITEM 2.  DESCRIPTIONS OF EXHIBITS

                        [Attached, pages 41 through 74 ]

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            VIS' OPPS MARKETING INC.
                                                  (Registrant)

                                            by
                                              ----------------------------------
                                                    Edison Ho, President

                                              Dated: June 10, 1999

                            ARTICLES OF INCORORATION
                                                               EXHIBIT NO. 2 (A)

                                       OF

                            VIS' OPPS MARKETING INC.

                                   * * * * *

         The undersigned, acting as incorporator, pursuant to the provisions of the laws of the State of Nevada relating to private corporations, hereby adopts the following Articles of Incorporation:

              ARTICLE ONE. [NAME]. The name of the corporation is:

                            VIS' OPPS MARKETING INC.

         ARTICLE TWO. [RESIDENT AGENT]. The initial agent for service of process is Nevada Agency and Trust Company, 50 West Liberty Street, Suite 880, City of Reno, County of Washoe, State of Nevada 89501.


         ARTICLE THREE. [PURPOSES]. The purposes for which the corporation is organized are to engage in any activity or business not in conflict with the laws of the State of Nevada or of the United States of America, and without limiting the generality of the foregoing, specifically:

         1. [OMNIBUS] . To have to exercise all the powers now or hereafter conferred by the laws of the State of Nevada upon corporations organized pursuant to the laws under which the corporation is organized and any and all acts amendatory thereof and supplemental thereto.

         11. [CARRYING ON BUSINESS OUTSIDE STATE). To conduct and carry on its business or any branch thereof in any state or territory of the United States or in any foreign country in conformity with the laws of such state, territory, or foreign country, and to have and maintain in any state, territory, or foreign country a business office, plant, store or other facility.

         111. [PURPOSES TO BE CONSTRUED AS POWERS] . The purposes specified herein shall be construed both as purposes and powers and shall be in no wise limited or restricted by reference to, or inference from, the terms of any other clause in this or any other article, but the purposes and powers specified in each of the clauses herein shall be regarded as independent purposes and powers, and the enumeration of specific purposes and powers shall not be construed to limit or restrict in any manner the meaning of general terms or of the general powers of the corporation; nor shall the expression of one thing be deemed to exclude another, although it be of like nature not expressed.

         ARTICLE FOUR. [CAPITAL STOCK]. The corporation shall have authority to issue an aggregate of TWO HUNDRED MILLION (200,000,000) Common Capital

Shares, PAR VALUE ONE MILL ($0.001) per share for a total capitalization of TWO HUNDRED THOUSAND DOLLARS ($200,000).

         The holders of shares of capital stock of the corporation shall not be entitled to pre-emptive or preferential rights to subscribe to any unissued stock or any other securities which the corporation may now or hereafter be authorized to issue.

         The corporation's capital stock may be issued and sold from time to time for such consideration as may be fixed by the Board of Directors, provided that the consideration so fixed is not less than par value.

         The stockholders shall not possess cumulative voting rights at all shareholders meetings called for the purpose of electing a Board of Directors.

         ARTICLE FIVE. [DIRECTORS]. The affairs of the corporation shall be governed by a Board of Directors of no more than eight (8) nor less than one (1) person. The names and addresses of the first Board of Director are:

NAME                             ADDRESS
----                             -------
Edison Ho                        39 - 717 18th Avenue
                                 Vancouver, British Columbia
                                 Canada V3N 1H2

         ARTICLE SIX. [ASSESSMENT OF STOCK]. The capital stock of the corporation, after the amount of the subscription price or par value has been paid in, shall not be subject to pay debts of the corporation, and no paid up stock and no stock issued as fully paid up shall ever be assessable or assessed.

         ARTICLE SEVEN. [INCORPORATOR]. The name and address of the incorporator of the corporation is as follows:

NAME                              ADDRESS
----                              -------

Amanda Cardinalli            50 West Liberty Street, Suite 880
                             Reno, Nevada 89501

         ARTICLE EIGHT. [PERIOD OF EXISTENCE]. The period of existence of the corporation shall be perpetual.

         ARTICLE NINE. [BY-LAWS]. The initial By-laws of the corporation shall be adopted by its Board of Directors. The power to alter, amend, or repeal the By-laws, or to adopt new By-laws, shall be vested in the Board of Directors, except as otherwise may be specifically provided in the By-laws.

         ARTICLE TEN. [STOCKHOLDERS' MEETINGS]. Meeting of stockholders shall be held at such place within or without the State of Nevada as may be provided by the By-laws of the corporation. Special meetings of the stockholders may be called by the President or any other executive officer of the corporation, the Board of Directors, or any member thereof, or by the record holder or holders of at least ten percent (10%) of all shares entitled to vote at the meeting. Any action otherwise required to be taken at a meeting of the stockholders, except election of directors, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by stockholders having at least a majority of the voting power.

         ARTICLE ELEVEN . [CONTRACTS OF CORPORATION]. No contract or other transaction between the corporation and any other corporation, whether or not a majority of the shares of the capital stock of such other corporation is owned by this corporation, and no act of this corporation shall in any way be affected or invalidated by the fact that any of the directors of this corporation are pecuniarily or otherwise interested in, or are directors or officers of such other corporation. Any director of this corporation, individually, or any firm of which such director may be a member, may be a party to, or may be pecuniarily or otherwise interested in any contract or transaction of the corporation; provided, however, that the fact that he or such firm is so interested shall be disclosed or shall have been known to the Board of Directors of this corporation, or a majority thereof; and any director of this corporation who is also a director or officer of such other corporation, or who is so interested, may be counted in determining the existence of a quorum at any meeting of the Board of Directors of this corporation that shall authorize such contract or transaction, and may vote thereat to authorize such contract or transaction, with like force and effect as if he were not such director or officer of such other corporation or not so interested.

         ARTICLE.TWELVE. [LIABILITY OF DIRECTORS AND OFFICERS]. No director or officer shall have any personal liability to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, except that this Article Twelve shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of the Nevada Revised Statutes.

         IN WITNESS WHEREOF, the undersigned incorporator has hereunto affixed her signature at Reno, Nevada this 23rd day of November, 1998.



                                                 by   /s/ "Amanda Cardinalli"
                                                    ----------------------------
                                                       AMANDA CARDINALLI

STATE OF NEVADA          }
                         : ss.
COUNTY OF WASHOE         }

         On the 23rd day of November, 1998, before me, the undersigned, a NOTARY PUBLIC in and for the State of Nevada, personally appeared AMANDA CARDINALLI, known to me to be the person described in and who executed the foregoing instrument, and who acknowledged to me that she executed the same freely and voluntarily for the uses and purposes therein mentioned.

         IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year first above written.

                                                by   /s/ "Margaret Oliver"
                                                    ----------------------------
                                                      NOTARY PUBLIC

Residing in Reno, Nevada
My Commission Expires:
October 10, 2002

                                    BY LAWS
                                                               EXHIBIT NO. 2 (B)

                                       OF

                            VIS' OPPS MARKETING INC.

                              A Nevada Corporation

                                   ARTICLE I

                                    OFFICES

SECTION 1. The registered office of this corporation shall be in the City of Reno, State of Nevada.

SECTION 2. The Corporation may also have offices at such other places both within and without the State of Nevada as the Board of Directors may from time to time determine or the business of the corporation may require.

                                   ARTICLE 2

                            MEETINGS OF STOCKHOLDERS

SECTION 1. All annual meetings of the stockholders shall be held at the registered office of the corporation or at such other place within or without the State of Nevada as the Directors shall determine. Special meetings of the stockholders may be held at such time and place within or without the State of Nevada as shall be stated in the notice of the meeting, or in a duly executed waiver of notice thereof.

SECTION 2. Annual meetings of the stockholders shall be held on the anniversary date of incorporation each year if not a legal holiday and, and if a legal holiday, then on the next secular day following, or at such other time as may be set by the Board of Directors from time to time, at which the stockholders shall elect by vote a Board of Directors and transact such other business as may properly be brought before the meeting.

SECTION 3. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Articles of Incorporation, may be called by the President or the Secretary, by resolution of the Board of Directors or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose of the proposed meeting.

SECTION 4. Notices of meetings shall be in writing and signed by the President or Vice-President or the Secretary or an Assistant Secretary or by such other person or persons as the Directors shall designate. Such notice shall state the purpose or purposes for which the meeting is called and the time and the place, which may be within or without this State, where it is to be held. A copy of such notice shall be either delivered personally to or shall be mailed, postage prepaid, to each stockholder of record entitled to vote at such meeting not less than ten nor more than sixty days before such meeting. If mailed, it shall be directed to a stockholder at his address as it appears upon the records of the corporation and upon such mailing of any such notice, the service thereof shall be complete and the time of the notice shall begin to run from the date upon which such notice is deposited in the mail for transmission to such stockholder. Personal delivery of any such notice to an officer of the corporation or association, or to any member of a partnership shall constitute delivery of such notice to such corporation, association or partnership. In the event of the transfer of stock after delivery of such notice of and prior to the holding of the meeting, it shall not be necessary to deliver or mail such notice of the meeting to the transferee.

SECTION 5. Business transactions at any special meeting of stockholders shall be limited to the purpose stated in the notice.

SECTION 6. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Articles of Incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcements at the meeting, until a quorum shall be presented or represented. At such adjourned meetings at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

SECTION 7. When a quorum is present or represented at any meeting, the vote of the holders of 10% of the stock having voting power present in person or represented by proxy shall be sufficient to elect Directors or to decide any question brought before such meeting, unless the question is one upon which by express provision of the statute or of the Articles of Incorporation, a different vote shall govern and control the decision of such question.

SECTION 8. Each stockholder of record of the corporation shall be entitled at each meeting of the stockholders to one vote for each share standing in his name on the books of the corporation. Upon the demand of any stockholder, the vote for Directors and the vote upon any question before the meeting shall be by ballot.

SECTION 9. At any meeting of the stockholders any stockholder may be represented and vote by a proxy or proxies appointed by an instrument in writing. In the event that any such instrument in writing shall designate two or more persons to act as proxies, a majority of such persons present at the meeting, or, if only one shall be present, then that one shall have and may exercise all the powers conferred by such written instruction upon all of the persons so designated unless the instrument shall otherwise provide. No proxy or power of attorney to vote shall be voted at a meeting of the stockholders unless it shall have been filed with the Secretary of the meeting when required by the inspectors of election. All questions regarding the qualifications of voters, the validity of proxies and the acceptance of or rejection of votes shall be decided by the inspectors of election who shall be appointed by the Board of Directors, or if not so appointed, then by the presiding officer at the meeting.

SECTION 10. Any action which may be taken by the vote of the stockholders at a meeting may be taken without a meeting if authorized by the written consent of stockholders holding at least a majority of the voting power, unless the provisions of the statute or the Articles of Incorporation require a greater proportion of voting power to authorize such action in which case such greater proportion of written consents shall be required.

                                   ARTICLE 3

                                   DIRECTORS

SECTION 1. The business of the corporation shall be managed by its Board of Directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders.

SECTION 2. The number of Directors which shall constitute the whole board shall be riot less than one and not more than eight. The number of Directors may from time to time be increased or decreased to not less than one nor more than eight by action of the Board of Directors. The Directors shall be elected at the annual meeting of the stockholders and except as provided in section 2 of this Article, each Director elected shall hold office until his successor is elected and qualified. Directors need not be stockholders.

SECTION 3. Vacancies in the Board of Directors including those caused by an increase in the number of Directors, may be filed by a majority of the remaining Directors, though less than a quorum, or by a sole remaining Director, and each Director so elected shall hold office until his successor is elected at the annual or a special meeting of the stockholders. The holders of a two-thirds of the outstanding shares of stock entitled to vote may at any time peremptorily terminate the term of office of all or any of the Directors by vote at a meeting called for such purpose or by a written statement filed with the Secretary or, in his absence, with any other officer. Such removal shall be effective immediately, even if successors are not elected simultaneously and the vacancies on the Board of Directors resulting therefrom shall only be filled from the stockholders.

         A vacancy or vacancies on the Board of Directors shall be deemed to exist in case of death, resignation or removal of any Director, or if the authorized number of Directors be increased, or if the stockholders fail at any annual or special meeting of stockholders at which any Director or Directors are elected to elect the full authorized number of Directors to be voted for at that meeting.

         The stockholders may elect a Director or Directors at any time to fill any vacancy or vacancies not filled by the Directors. If the Board of Directors accepts the resignation of a Director tendered to take effect at a future time, the Board or the stockholders shall have power to elect a successor to take office when the resignation is to become effective

         No reduction of the authorized number of Directors shall have the effect of removing any Director prior to the expiration of his term of office.

                                   ARTICLE 4

                       MEETING OF THE BOARD OF DIRECTORS

SECTION 1. Regular meetings of the Board of Directors shall be held at any place within or without the State which has been designated from time to time by resolution of the Board or by written consent of all members of the Board. In the absence of such designation regular meetings shall be held at the registered office of the corporation. Special meetings of the Board may be held either at a place so designated or at the registered office.

SECTION 2. The first meeting of each newly elected Board of Directors shall be held immediately following the adjournment of the meeting of stockholders and at the place thereof. No notice of such meeting shall be necessary to the Directors in order legally to constitute the meeting, provided a quorum be present. In the event such meeting is not so held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors.

SECTION 3. Regular meetings of the Board of Directors may be held without call or notice at such time and at such place as shall from time to time be fixed and determined by the Board of Directors.

SECTION 4. Special meetings of the Board of Directors may be called by the Chairman or the President or by the Vice-President or by any two Directors.

Written notice of the time and place of special meetings shall be delivered personally to each Director, or sent to each Director by mail or by other form of written communication, charges prepaid, addressed to him at his address as it is shown upon the records or if not readily ascertainable, at the place in which the meetings of the Directors are regularly held. In case such notice is mailed or telegraphed, it shall be deposited in the postal service or delivered to the telegraph company at least forty-eight (48) hours prior to the time of the holding of the meeting. In case such notice is delivered or taxed, it shall be so delivered or taxed at least twenty-four (24) hours prior to the time of the holding of the meeting. Such mailing, telegraphing, delivery or taxing as above provided shall be due, legal and personal notice of such Director.

SECTION 5. Notice of the time and place of holding an adjourned meeting need not be given to the absent Directors if the time and place be fixed at the meeting adjourned.

SECTION 6. The transaction of any meeting of the Board of Directors, however called and noticed or wherever held, shall be as valid as though transacted at a meeting duly held after regular call and notice, if a quorum be present, and if, either before or after such meeting, each of the Directors not present signs a written waiver of notice, or a consent of holding such meeting, or approvals of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

SECTION 7. The majority of the authorized number of Directors shall be necessary to constitute a quorum for the transaction of business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority of the Directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board of Directors, unless a greater number be required by law or by the Articles of Incorporation. Any action of a majority, although not at a regularly called meeting, and the record thereof, if assented to in writing by all of the other members of the Board shall be as valid and effective in all respects as if passed by the Board in regular meeting.

SECTION 8. A quorum of the Directors may adjourn any Directors meeting to meet again at stated day and hour; provided, however, that in the absence of a quorum, a majority of the Directors present at any Directors meeting, either regular or special, may adjourn from time to time until the time fixed for the next regular meeting of the Board.

                                   ARTICLE 5

                            COMMITTEES OF DIRECTORS

SECTION 1. The Board of Directors may, by resolution adopted by a majority of the whole Board, designate one or more committees of the Board of Directors, each committee to consist of two or more of the Directors of the corporation which, to the extent provided in the resolution, shall and may exercise the power of the Board of Directors in the management of the business and affairs of the corporation and may have power to authorize the seal of the corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to time by the Board of Directors. The members of any such committee present at any meeting and not disqualified from voting may, whether or not they constitute a quorum, unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. At meetings of such committees, a majority of the members or alternate members at any meeting at which there is a quorum shall be the act of the committee.

SECTION 2. The committee shall keep regular minutes of their proceedings and report the same to the Board of Directors.

SECTION 3. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if a written consent thereto is signed by all members of the Board of Directors or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board or committee.

                                   ARTICLE 6

                          COMPENSATION OF DIRECTORS

SECTION 1. The Directors may be paid their expenses of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as Director. No such payment shall preclude any Director from serving the corporation in any other capacity and receiving compensation therefore. Members of special or standing committees may be allowed like reimbursement and compensation for attending committee meetings.

                                   ARTICLE 7

                                    NOTICES

SECTION 1. Notices to Directors and stockholders shall be in writing and delivered personally or mailed to the Directors or stockholders at their addresses appearing on the books of the corporation. Notices to Directors may also be given by fax and by telegram. Notice by mail, fax or telegram shall be deemed to be given at the time when the same shall be mailed.

SECTION 2. Whenever all parties entitled to vote at any meeting, whether of Directors or stockholders, consent, either by a writing on the records of the meeting or filed with the Secretary, or by presence at such meeting or oral consent entered on the minutes, or by taking part in the deliberations at such meeting without objection, the doings of such meeting shall be as valid as if had at a meeting regularly called and noticed, and at such meeting any business may be transacted which is not excepted from the written consent to the consideration of which no objection for want of notice is made at the time, and if any meeting be irregular for want of notice or such consent, provided a quorum was present at such meeting, the proceedings of said meeting may be ratified and approved and rendered likewise valid and the irregularity or defect therein waived by a writing signed by all parties having the right to vote at such meeting; and such consent or approval of stockholders may be by proxy or attorney, but all such proxies and powers of attorney must be in writing.

SECTION 3. Whenever any notice whatever is required to be given under the provisions of the statute, of the Articles of Incorporation or of these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

                                    ARTICLE 8

                                    OFFICERS

SECTION 1. The officers of the corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and a Treasurer. Any person may hold two or more offices.

SECTION 2. The Board of Directors at its first meeting after each annual meeting of stockholders shall choose a Chairman of the Board who shall be a Director, and shall choose a President, a Secretary and a Treasurer, none of whom need be Directors.

SECTION 3. The Board of Directors may appoint a Vice-Chairman of the Board, Vice-Presidents and one or more Assistant Secretaries and Assistant Treasurers and such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

SECTION 4. The salaries and compensation of all officers of the corporation shall be fixed by the Board of Directors.

SECTION 5. The officers of the corporation shall hold office at the pleasure of the Board of Directors. Any officer elected or appointed by the Board of Directors may be removed any time by the Board of Directors. Any vacancy occurring in any office of the corporation by death, resignation, removal or otherwise shall be filled by the Board of Directors.

SECTION 6. The CHAIRMAN OF THE BOARD shall preside at meetings of the stockholders and the Board of Directors, and shall see that all orders and resolutions of the Board of Directors are carried into effect.

SECTION 7. The VICE-CHAIRMAN shall, in the absence or disability of the Chairman of the Board, perform the duties and exercise the powers of the Chairman of the Board and shall perform other such duties as the Board of Directors may from time to time prescribe.

SECTION 8. The PRESIDENT shall be the chief executive officer of the corporation and shall have active management of the business of the corporation. He shall execute on behalf of the corporation all instruments requiring such execution except to the extent the signing and execution thereof shall be expressly designated by the Board of Directors to some other officer or agent of the corporation.

SECTION 9. The VICE-PRESIDENTS shall act under the direction of the President and in absence or disability of the President shall perform the duties and exercise the powers of the President. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe. The Board of Directors may designate one or more Executive Vice-Presidents or may otherwise specify the order of seniority of the Vice-Presidents. The duties and powers of the President shall descend to the Vice-Presidents in such specified order of seniority.

SECTION 10. The SECRETARY shall act under the direction of the President. Subject to the direction of the President he shall attend all meetings of the Board of Directors and all meetings of the stockholders and record the proceedings. He shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and will perform other such duties as may be prescribed by the President or the Board of Directors.

SECTION 11. The ASSISTANT SECRETARIES shall act under the direction of the President. In order of their seniority, unless otherwise determined by the President or the Board of Directors, they shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary. They shall perform other such duties and have such other powers as the President and the Board of Directors may from time to time prescribe.

12. SECTION The TREASURER shall act under the direction of the President. Section Subject to the direction of the President he shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all money and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors. He shall disburse the funds of the corporation as may be ordered by the President or the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the corporation.

         If required by the Board of Directors, the Treasurer shall give the corporation a bond in such sum and with such surety as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

SECTION 13. The ASSISTANT TREASURERS in order of their seniority, unless otherwise determined by the President or the Board of Directors, shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe.

                                   ARTICLE 9

                             CERTIFICATES OF STOCK

SECTION 1. Every stockholder shall be entitled to have a certificate signed by the President or a Vice- President and the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the corporation, certifying the number of shares owned by him in the corporation. If the corporation shall be authorized to issue more than one class of stock or more that one series of any class, the designations, preferences and relative, participating, optional or other special rights of the various classes of stock or series thereof and the qualifications, limitations or restrictions of such rights, shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issue to represent such stock.

SECTION 2. If a certificate is signed (a) by a transfer agent other than the corporation or its employees or (b) by a Registrant other than the corporation or its employees, the signatures of the officers of the corporation may be facsimiles. In case any officer who has signed or whose facsimile signatures have been placed upon a certificate shall cease to be such officer before such certificate is issued, such certificate may be issued with the same effect as though the person had not ceased to be such officer. The seal of the corporation, or a facsimile thereof, may, but need not be, affixed to certificates of stock.

SECTION 3. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost or destroyed upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost or destroyed.

SECTION 4. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duty endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation, if it is satisfied that all provisions of the laws and regulations applicable to the corporation regarding transfer and ownership of shares have been compiled with, to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

SECTION 5. The Board of Directors may fix in advance a date not exceeding  sixty
(60) days nor less than ten (I0) days preceding the date of any meeting of stockholders, or the date of the payment of any dividend, or the date of the allotment of rights, or the date when any change or conversion or exchange of capital stock shall go into effect, or a date in connection with obtaining the consent of stockholders for any purpose, as a record date for the termination of the stockholders entitled to notice of and to vote at any such meeting, and any adjournment thereof, or entitled to receive payment of any such dividend, or to give such consent, and in the such case, such stockholders, and only such stockholders as shall be stockholders of record on the date so fixed, shall be entitled to notice of and to vote as such meeting, or any adjournment thereof, or to receive such payment of dividend, or to receive such allotment of rights, or to exercise such rights, or to give such consent, as the case may be, notwithstanding any transfer of any stock on the books of the corporation after such record date fixed as aforesaid.

SECTION 6. The corporation shall be entitled to recognize the person registered on its books as the owner of the share to be the exclusive owner for all purposes including voting and dividends, and the corporation shall not be bound to recognize any equitable or other claims to or interest in such shares or shares on the part of any -other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Nevada.

                                   ARTICLE 10

                               GENERAL PROVISIONS

SECTION 1. Dividends upon the capital stock of the corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of the capital stock, subject to the provisions of the Articles of Incorporation.

SECTION 2. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends or for repairing and maintaining any property of the corporation, or for such other purpose as the Directors shall think conducive to the interests of the corporation, and the Directors may modify or abolish any such reserve in the manner in which it was created.

SECTION 3. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

SECTION 4. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

SECTION 5. The corporation may or may not have a corporate seal, as may be from time to time determined by resolution of the Board of Directors. If a corporate seal is adopted, it shall have inscribed thereon the name of the corporation and the words "Corporate Seal" and "Nevada". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced.

                                   ARTICLE 11

                                INDEMNIFICATION

         Every person who was or is a party or is a threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a Director or officer of the corporation or is or was serving at the request of the corporation or for its benefit as a Director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest legally permissible under the General Corporation Law of the State of Nevada from time to time against all expenses, liability and loss (including attorney's fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. The expenses of officers and Directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the Director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. Such right of indemnification shall not be exclusive of any other right which such Directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under this Article.

         The Board of Directors may cause the corporation to purchase and maintain insurance on behalf of any person who is or was a Director or officer of the corporation, or is or was serving at the request of the corporation as a Director or officer of another corporation, or as its representative in a partnership, joint venture. trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the corporation would have the power to indemnify such person.

         The Board of Directors may form time to time adopt further Bylaws with respect to indemnification and amend these and such Bylaws to provide at all times the fullest indemnification permitted by the General Corporation Law of the State of Nevada.

                                   ARTICLE 12

                                   AMENDMENTS

SECTION 1. The Bylaws may be amended by a majority vote of all the stock issued and outstanding and entitled to vote at any annual or special meeting of the stockholders, provided notice of intention to amend shall have been contained in the notice of the meeting.

SECTION 2. The Board of Directors by a majority vote of the whole Board at any meeting may amend these Bylaws, including Bylaws adopted by the stockholders, but the stockholders may from time to time specify particulars of the Bylaws which shall not be amended by the Board of Directors.

APPROVED AND ADOPTED ON NOVEMBER 25,1998.

                          CERTIFICATE OF THE SECRETARY

I, Susan Pelland, hereby certify that I am the Secretary of VIS' OPP MARKETING INC., and the foregoing Bylaws, consisting of 12 pages, constitute the code of Bylaws of this company as duly adopted at a regular meeting of the Board of Directors of the corporation held on November 25, 1998.

IN WITNESS WHEREOF, I have hereunto subscribed my name on November 25, 1998.


    /s/ "Susan Pelland"
-------------------------
Susan Pelland - Secretary

                                                                    EXHIBIT 3(A)

                NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT
               INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

                          SPECIMEN STOCK CERTIFICATES

NUMBER                                         CUSIP NO. 92825Q 10 2
                                                                          SHARES

                                    VIS' OPPS
                                 MARKETING, INC.

                   Authorized Common Stock: 200,000,000 Shares
                                Par Value: $0.001

THIS CERTIFIES THAT

IS THE RECORD HOLDER OF

               -Shares of VIS' OPPS MARKETING INC, Common Stock -

transferable on the books of the Corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrant. .

         Witness the facsimile seal of the Corporation and the facsimile of its duly authorized officers.

Dated:

     /s/  "Susan Pelland"                          /s/  "Edison Ho"
----------------------------                    --------------------------------
                Secretary                                          President

                                      SEAL

Not valid unless countersigned by transfer agent

                                           Countersigned Registered:


                                          NEVADA AGENCY AND TRUST COMPANY

                                        50 WEST LIBERTY STREET, SUITE 880
                                                 RENO, NEVADA, 89501

                                        By
                                           -------------------------------------
                                                  Authorized Signature

                                                                 EXHIBIT 6(a)(i)

                    TRANSFER AGENT AND REGISITRAR AGREEMENT

         THIS AGREEMENT made and entered into this 1st day of February 1999, by and between:

NEVADA AGENCY AND TRUST COMPANY, 50 West Liberty Street, Suite 880, Reno, Nevada 89501, hereinafter called "Transfer Agent," and

VIS' OPPS MARKETING INC., 320-1100 Melville Street, Vancouver, B.C. V6E 4A6, a Nevada corporation, hereinafter called "COMPANY."

         NOW THEREFORE, for valuable consideration and the mutual promises herein contained, the parties hereto agree as follows, to wit:

         1. [APPOINTMENT OF TRANSFER AGENT] The COMPANY hereby appoints TRANSFER AGENT as the Transfer Agent and Registrant for the COMPANY'S Common Stock, commencing on this 1st day of February 1999.

         2. [COMPANY'S DUTY] The COMPANY agrees to deliver to TRANSFER AGENT a complete up-to-date stockholder list showing the name of the individual stockholder, current address, the number of shares and the certificate numbers, it being specifically understood and agreed that the TRANSFER AGENT is not to be held responsible for any omissions or error, that may leave occurred prior to this Agreement whether on the part of the COMPANY itself or its previous transfer agent or agents. The COMPANY hereby agrees to indemnify TRANSFER AGENT in this regard.

         3. [STOCK CERTIFICATES] The COMPANY agrees to provide an adequate number of stock certificates to handle the COMPANY'S transfers on a current basis. Upon receipt of TRANSFER AGENT'S request, the COMPANY agrees to furnish additional stock certificates as TRANSFER AGENT deems necessary considering the volume of transfers. The stork certificates shall be supplied at COMPANY'S cost.
The TRANSFER AGENT agrees to order stock certificates from its printer upon request of the COMPANY.

         4. [TRANSFER AGENT DUTIES] TRANSFER AGENT agrees to handle the Company's transfers, record the same, and maintain a ledger, together with a file containing all correspondence relating to said transfers, which records shall be kept confidential and be available to the Company and its Board of Directors, or to any person specifically authorized by the Board of Directors to review the records which shall be made available by Transfer Agent during the regular business hours.

         5. [TRANSFER AGENT REGISTRATION] TRANSFER AGENT warrants that it is registered as a Transfer Agent with the United Stakes Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

         6. [STOCKHOLIDER LIST] From time to time, as necessary for Company stockholders meeting or mailings, the TRANSFER AGENT will certify and make available to the current, active stockholders list for COMPANY purposes. it is agreed that a reasonable charge for supplying such list will be made by TRANSFER AGENT to the COMPANY. It is further agreed that in the event the TRANSFER AGENT received a request or a demand from a stockholder or the attorney of agent for a stockholder, for a list of stockholders, the TRANSFER AGENT will serve notice of such request by certified mail to the COMPANY. The COMPANY will have forty-eight
(48) hours to respond in writing to the TRANSFER AGENT. If the COMPANY orders the TRANSFER AGENT to withhold delivery of a list of stockholders as requested, the TRANSFER AGENT agrees to follow the orders of the COMPANY. The COMPANY will then follow the procedure set forth in the Uniform Commercial Code to restrain the TRANSFER AGENT from making delivery of a stockholders list.

         7. [TRANSFER FEE] Transfer Agent agrees to assess and collect from the person requesting a transfer and/or the transferor, a fee of Fifteen and No/100 dollars ($15.00) for each stock certificate issued, except original issues of stock or warrant certificates, which fees shall be paid by the Company. This fee may be decreased or increased at any time by the Transfer Agent. This fee shall be the property of the Transfer Agent.

         8. [ANNUAL FEE] The Company agaves to pay the Transfer Agent an annual fee of TWELVE HUNDRED DOLLARS ($1,200.00) each year. This fee reimburses the Transfer Agent for the expense and time required to respond to the written and oral inquiries from brokers and the investing public, as well as maintaining the transfer books and records of the corporation. The annual fee will be due on 1st of January of each year and is subject to annual review.

         9.[TERMINATION] This Agreement may be terminated by either party given written notice of such termination to the other party at least ninety (90) days before the effective date. The TRANSFER AGENT shall return all of the transfer records to the COMPANY and its duties and obligations as TRANSFER AGENT shall cease at that time. The TRANSFER AGENT will be paid a Termination Fee of $1.00 per registered stockholder of the Company at the time the written termination notice is served.

         I0.  [COMPANY  STA'I'US] The COMPANY will promptly  advise the TRANSFER
AGENT of any changes or amendments to the Articles of Incorporation, any significant changes in corporate status, changes in officers, etc., and of all changes in filing status with the Securities and Exchange Commission, or any state entity, and to hold the, TRANSFER AGENT harmless from its failure to do so.

      II- [INDEMNIFICATION OF TRANSFER AGENT] The COMPANY agrees to indemnify and hold harmless the TRANSFER AGENT, from any and all loss, liability of damage, including reasonable attorneys' fees and expenses, arising out of, or resulting from the assertion against the TRANSFER AGENT of any claims, debts or obligations in connection with any of the TRANSFER AGENT'S duties as set forth in the Agreement, and specifically it is understood that the TRANSFER AGENT shall have the right to apply to independent counsel at the COMPANY'S expense in following the COMPANY'S directions and orders.

         12. [COUNTERPARTS] This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be an original, but all such counterparts shall constitute one and the same instrument.

         13. [NOTICE] Any notice under this Agreement shall be deemed to have been sufficiently given if sent by registered or certified mail, postage prepaid, addressed as follows:

              To the Company:
              Edison Ho
              VIS' OPPS MARKETING INC.

              320 - 1100 Melville Street
              Vancouver, B.C. V6E 4A6

              TO THE TRANSFER AGENT:
              NEVADA AGENCY AND TRUST COMPANY
              50 West Liberty Street, Suite 880 Reno,
              Nevada 89501

         14. [MERGER CLAUSE] This Agreement supersedes all prior agreements and understandings between the parties and may not be changed or terminated orally, and no attempted change, termination or waiver of any of the provisions hereof shall binding unless in writing and signed by the parties hereto.

         15. [GOVERNING LAW] This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada.

         THIS AGREEMENT has been executed by the parties hereto as of the day and year 1st above written, by the duly authorized officer or officers of said parties, and the same will be binding upon the assigns and successors in interest of the parties hereto.

                                       NEVADA AGENCY AND TRUST COMPANY

                                       TRANSFER AGENT

                                       BY     /S/   "AMANDA CARDINALLI"
                                          --------------------------------------
                                            AMANDA CARDINALLI, VICE PRESIDENT

                                       VIS' OPPS MARKETING INC.

                                       BY    /S/  "EDISON HO"
                                          --------------------------------------
                                   EDISON HO, PRESIDENT

                           SALES MANAGER'S AGREEMENT
                                                              EXHIBIT 6 (a) (ii)

THIS AGREEMENT dated for reference the 1st day of June, 1999.
BETWEEN:

         YIU LAM KO, an individual whose residence is located at 203 - 8020 Ryan
         Road,  Richmond,   British  Columbia,  Canada,  V7A  2E4;  (hereinafter
         referred to as "Ko")

                                                               OF THE FIRST PART

                                                                            AND:

         VIS' OPPS MARKETING INC., a company duly incorporated under the laws of the State of Nevada with offices its located at 39-7179 18th Avenue, Burnaby, British Columbia, Canada, V3N 1H2;

         (hereinafter referred to as "Vis' Opps")

                                                              OF THE SECOND PART

WHEREAS:

A Ko is desirous to accept a position as Sales Manager for Vis' Opps under the terms and conditions put forth in this Sales Manager's Agreement (the "Agreement");

B. Vis' Opps is seeking the services of Sales Manager who will oversee the sales responsibilities of Vis' Opps as set forth in this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants and agreements herein contained and the sum of One Dollar ($1.00) paid by the Vis' Opps to Ko (the receipt of which is hereby acknowledged), the parties thereto agree as follows:

 1. DEFINITIONS AND INTERPRETATION

1.1 Definitions. In this Agreement, including the recitals hereto, the following terms have the meanings set out after each:


         a.       "Agreement" means this Sales Manager's Agreement;

              b. "Business Day" means a day other than a Saturday, Sunday, statutory holiday or day that is declared by any governmental authority to be a civic holiday in the jurisdiction in which an event contemplated hereby is to take place;

         c.       "Vis' Opps" means Vis' Opps Marketing Inc.;


Any other terms defined within the text of this Agreement shall have the meanings so ascribed to them.

1.2 Headings and Paragraphs. The headings to, and the division of this Agreement into, Articles and paragraphs, are for conveniences of reference only and shall not in any way affect or be used in interpreting any of the provisions of this Agreement.


1.3 Gender and Number. The provisions of this Agreement shall be read with all changes in gender and number as may be required by the context.


1.4 Currency and Method of Payment. All monetary amounts specified in this Agreement are in reference to lawful currency of Canada. Payment for services will be paid by Vis' Opps' cheque drawn on the Bank of Montreal in either Canadian or US dollars; the latter at the rate prevailing at the date of the transaction.

1.5 Severance. If any provision of this Agreement is determined to be illegal or unenforceable, such provision shall be ineffective to the extent of such illegality or unenforceability, but shall not invalidate or affect the validity or enforceability of the remaining provisions of this Agreement.

1.6 Governing Laws. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein, and the parties agree to submit to the jurisdiction of the courts of British Columbia, with respect to any legal proceedings arising herefrom.

2.       REPRESENTATIONS, WARRANTIES AND COVENANTS OF KO AND VIS' OPPS

2.1 Representations of Ko. Ko covenants, representations and warrants to Vis' Opps (and acknowledges that Vis' Opps is relying upon such covenants, representations and warranties in entering into this Agreement and completing the transaction contemplated hereby) that:

         (a)  he is an individual residing in the Province of British Columbia;

         (b) he is over the age of eighteen (18) years of age and therefore has the pull power and authority to carry on business and to enter into this Agreement and any agreement or instruments referred to or contemplated by this Agreement;


         (c) neither the execution and delivery of this Agreement nor any agreements referred to herein or contemplated hereby, nor consummation of the transaction hereby contemplated conflict with, result in the breach of or accelerate the performance required by, any agreement to which he is a party; and

         (d) the execution and delivery of this Agreement and the agreements contemplated hereby will not violate or result in the breach of the laws of any jurisdiction applicable or pertaining thereto or of his constating documents.


2.2 Representations of Vis' Opps. Vis' Opps covenants, represents and warrants to the Ko, (and acknowledges that Ko is relying upon such covenants, representations and warranties in entering into this Agreement and completing the transaction contemplated hereby) that:

         (a) Vis' Opps is duly incorporated and is a valid and subsisting corporation under the laws of the State of Nevada, is not a public company and is in good standing with all appropriate governmental offices of the State of Nevada and in every other jurisdiction in which it carries on business;

         (b) It has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to or contemplated by this Agreement;

         (c) Neither the execution and delivery of this Agreement nor any of the agreements referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated conflict with, result the breach of or accelerate the performance required by, any agreement to which it is a party;

         (d) There are no actions, suits, claims or proceedings, whether or not purportedly on behalf of Vis' Opps, pending or in existence or threatened against or affecting Vis' Opps at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, and there is not now outstanding any order, writ, injunction or judgment of any court, administrative agency or governmental body or arbitration tribunal issued and directed against Vis' Opps or any of its properties, assets, businesses or prospects;

         (e) Vis' Opps is not in material breach of any laws, ordinances, statutes, regulations, bylaws, orders or decrees to which it is subject or which apply to it;

         (f) The performance of this Agreement will not be in violation of the articles, bylaws or other constating documents of Vis' Opps or of any agreement to which Vis' Opps is a party and will not give any person, firm or corporation any right to terminate or cancel any agreement or any right enjoyed by Vis' Opps nor result in the creation or imposition of any lien, encumbrance or restriction of any nature whatsoever in favor of any third party upon or against the assets of Vis' Opps;

2.3 Survival. The covenants, representations and warranties of Ko and Vis' Opps contained in Paragraphs 1.1 and 2.2 shall be true and correct at and as of the time of signing of this Agreement as though such representations and warranties were made at and as of such time.

2.4 Indemnity. Ko hereby individually covenants and agrees to defend at his expense any claim arising from any of his covenant, representation and warranty set forth in this Agreement being incorrect or breached and to indemnify and hold harmless Vis' Opps from and against any loss, claims, actions, liability, damages and costs, including any payment made in good faith in settlement of any valid claim arising from any of the covenant, representation and warranty of Ko set forth in this Agreement being incorrect or breached.

3.       TERMS AND CONDITIONS OF PURCHASE

3.1      The terms and conditions of this Agreement are as follows:

(a) Ko will be sales manager for Vis' Opps where his duties will be as follows:

         (i) to report directly to the President of Vis' Opps on a monthly basis as to the status of advertising and other matters important to the directors;

         (ii) to be responsible for the hiring and training of the sales representatives who will sell the Vis' Opps advertising concept to potential advertisers;

         (iii)    to  investigate  and  secure   locations  for  the  Vis'  Opps
                  dispensary boards;

         (iv) to monitor and ensure at all times that the dispensary boxes have sufficient coupons contained therein to meet the demand of the public;

         (v) to work a minimum of twenty (20) hours a week on the affairs to Vis' Opps;

         (vi) to work at all times in the best interest of Vis' Opps and report to the President of Vis' Opps any problems, conflicts of interest or any situation which he feels would normally want to be known by the directors;

         (vii)    to  act  in  a  proper  and   professional   manner  with  the
                  advertisers of Vis' Opps, the public in general, sales representatives and whoever he comes into daily contact while undertaking his duties as sales manager for Vis' Opps;

         (viii) to undertake whatever duties are required of him by the Board of Directors; and

(b) Compensation to Ko will be at the rate of three thousand dollars ($3,000) per month which will be paid by Vis' Opps within ten (10) working days of the month end. Vis' Opps reserves the right to pay said compensation in either Canadian or US funds. It will be the responsibility of Ko to assume all responsibilities for paying normal payroll deductions such as Canada Pension, Worker Compensation and Unemployment Insurance Premiums and to save harmless Vis' Opps from such payments by having them paid within ten (10) working days of the previous month; and

(c) Ko and Vis' Opps hereby agree that this Agreement will be for an initial three month period wherein each party can assess the merits of the other. During this period of time Vis' Opps will compensate Ko at the dollar amount noted in 3.01(b) above. If at the end of three months, being August 31, 1999, no written confirmation has been received from either party that they wish to terminate this Agreement, this Agreement will be in force for a period of one (1) year from the date first written. During the period this Agreement is in force either party can terminate the Agreement by giving written notice thirty (30) days in advance of wanting the Agreement to terminate.

4.       GENERAL PROVISIONS

4.1 Further Assurances. The parties shall deliver to each other such further documentation and shall perform such further acts as and when the same may be required to carry out and give effect to the terms and intent of this Agreement.

4.2 Communications and Notices. All notices and other communications given in connection with this Agreement shall be in writing and shall, except in the event of a mail strike, during which time all notices must be personally delivered, be sufficiently given if delivered in person or telefaxed or sent by registered mail, postage prepaid, to the parties at the addresses first noted in this Agreement.

         Any such notices or other communications sent by registered mail addressed as aforesaid shall be deemed to be received by the addressee thereof on the fifth business day after the mailing thereof. Any such notices personally delivered or telefaxed shall be deemed delivered on the day of delivery. Any party hereto may change its address for service by notice in writing to the other parties hereto.

4.3 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

4.4 Waiver and Amendment. This Agreement may only be amended by further written agreement executed and delivered by the parties. No waiver or consent by a party of or to any breach or default by any other party shall be effective unless evidenced in writing, executed and delivered by the party so waiving or consenting and no waiver or consent effectively given as aforesaid shall operate as a waiver of or consent to any further or other breach or default in relation to the same or any other provision of this Agreement.

4.5 Entirety of Agreement. This Agreement contains the entire agreement among the parties pertaining to the subject matter hereof, and supersedes and replaces all previous written and oral agreements among the parties with respect to the subject matter hereof.

4.6 Successors and Assigns. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, successors, personal representatives and assigns.

4.8 Independent Legal Advice. Ko and Vis' Opps acknowledges that they have been given the opportunity to obtain independent legal and income tax advice with respect to the subject matter of this Agreement and they have either declined that opportunity or have relied on the advice of their accountant and/or counsel and have entered into this Agreement.

IN WITNESS WHEREOF the parties hereto have duly executed this Agreement as of the day and year first above written.

SIGNED and DELIVERED BY                              )
YIU LAM KO in the                                    )
presence of:                                         )
                                                     )
        "Philip Yee"                                 )        " Yiu Lam Ko"
---------------------------------------              )  ------------------------
Name                                                 )          YIU LAM KO
        2668 Dundas Street                           )
---------------------------------------              )
Address                                              )
      Vancouver, British Columbia                    )
---------------------------------------              )
                                                     )
Certified Public Accountant                          )
---------------------------------------              )
Occupation                                           )

THE CORPORATE SEAL OF                                )
VIS' OPPS MARKETING INC.                             )
was hereunto affixed in the                          )
presence of:                                         )             C/S
                                                     )
           "Edison Ho"                               )
---------------------------------------              )
Authorized Signatory                                 )

                                                             EXHIBIT 6 (a) (iii)

                    AGREEMENT TO ACT AS SALES REPRESENTATIVE

THIS AGREEMENT is made and executed the 1st day of June, 1999.

BETWEEN:

         VIS' OPPS MARKETING INC., a body corporate duly incorporated under the laws of the State of Nevada and having its office at 39-7179 18th Avenue, Burnaby, British Columbia, Canada, V3N 1H2

         ("Vis' Opps")

AND:

         YEN KWAN POON
         1128 Odlum Drive
         Vancouver, British Columbia, V5L 3L7

         (the "Sales Representative")

WHEREAS:

A. Vis' Opps is in the business of selling dispensary board advertising and wishes to engage the services of the Sales Representative to perform this service on its behalf;

B The Sales Representative is an individual with experience in sales and marketing and is desirous to enter into the Agreement under the terms and conditions described below. .

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants and agreements herein contained and the sum of One Dollar ($1.00) paid by Vis' Opps to the Sales Representative (the receipt of which is hereby acknowledged), the parties thereto agree as follows:

1.       REPRESENTATIONS, WARRANTIES AND COVENANTS

1.01     Vis' Opps represents and warrants to the Sales Representative that:

(a) it is a company duly incorporated, organized and validly subsisting under the laws of its incorporating jurisdiction;

(b) it has the power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to or contemplated by this Agreement;

(c) neither the execution and delivery of this Agreement referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated conflict with, will result in the breach of or accelerate the performance required by, any agreement to which it is a party; and

(d) the execution and delivery of this Agreement and the agreements contemplated hereby will not violate or result in the breach of the laws of any jurisdiction applicable or pertaining thereto or of its constating documents.

1.02     The Sales Representative represents and warrants to Vis' Opps that:

(a)      he is above the age of eighteen (18) year old;


(b)      he is capable of managing his own affairs;

(c) he declares he has no conflict of interest regarding the affairs to Vis' Opps; and

(d) neither the execution and delivery of this Agreement referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated conflict with, will result in the breach of or accelerate the performance required by, any agreement to which he is a party.

1.03 The representations, warranties and covenants hereinbefore set out are conditions on which the parties have relied in entering into this Agreement and shall survive any interest in this Agreement and any loss, damage, cause of action and suit arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition made by them and contained in this Agreement.

2.       SERVICES EXPECTED TO BE RENDERED AND COMPENSATION THEREFORE

2.01 Vis' Opps hereby agrees to give to the Sales Representative for his services as a sales representative for Vis' Opps following considerations:

(a)      To commence work as of the above noted date of this Agreement;

(b) To be paid a twenty percent (20%) commission on each and every advertising sale made and renewals thereof. The determination of the twenty percent (20%) commission is based on the gross proceeds from the individual rental charge of a dispensary box on the dispensary board. In the event an advertiser wishes more that one dispensary box, either on the same dispensary board or at another location, the commission will be based on each dispensary box rented during a three month period and on subsequent renewals thereof.

(c) To be advanced each month the sum of one thousand five hundred dollars ($1,500) as a draw against commissions. These advances will be offset against commissions until such time as the commissions exceed the amount advanced in the previous month;

(d) To work a minimum of twenty (20) hours per week on the selling of advertising for Vis' Opps;

(e) To be  responsible  for  the  remittance  of his  own  Canada  Pension  Plan
contributions,   Unemployment   Insurance   Premiums  (if  applicable),   Worker
Compensation and withholding taxes for income tax purposes;

(f) To report directly to the Sales Manager and to follow his instructions to the best of his ability; and

(g) At all times to maintain a professional appearance and work in the best interest of Vis' Opps;.

3.       TERMINATION OF AGREEMENT

3.01 The services of the Sales Representative under this Agreement shall be terminated forthwith upon any one or more of the following events:

(a)      the death of the Sales Representative;

(b) the unreasonable refusal by the Sales Representative to render services as required under this Agreement;

(c) at the election of the Sales Representative, upon giving not less than thirty (30) days' written notice to Vis' Opps his intention to terminate this Agreement;

(d)      at the mutual agreement between Vis' Opps and the Sales Representative;
         or

(e) at the sole election of Vis' Opps with either thirty (30) days written notice or a payment of one thousand five hundred dollars ($1,500) to the Sales Representative for immediate dismissal.

4.       FORCE MAJEURE



4.01 No party will be liable for its failure to perform any of its obligations under this Agreement due to a cause beyond its reasonable control (except those caused by its own lack of funds) including, but not limited to acts of God, fire, storm, flood, explosions, strikes, lockouts or other industrial disturbances, act of the public enemy, riots, laws, rules and regulations or orders of any duly constituted governmental authority, including environmental protection agencies, or nonavailability of materials or transportation (each an "Intervening Event").

4.02 All time limits imposed by this Agreement will be extended by a period of equivalent to the period of delay resulting from an Intervening Event described in paragraph 4.01 hereof.

4.03 A party relying on the provisions of paragraph 4.01 hereof will take all reasonable steps to eliminate any Intervening Event and, if possible, will perform its obligations under this Agreement as far as practical, but nothing herein will require such party to settle or adjust any labor dispute or to question or to test the validity of any law, rule, regulation or order of any duly constituted governmental authority or to complete its obligations under this Agreement if an Intervening Event renders completion impossible.

5.       NOTICE

5.01 Any notice, direction, cheque or other instructions required or permitted to be given under this Agreement shall be in writing and may be given by the delivery of the same or by mailing the same by prepaid registered or certified mail or by sending the same by telegram, telex, telecommunication or other similar forms of communication including facsimile, in each case addressed to the intended recipient at the address of the respective party set out on the front page hereof.

5.02 Any notice, direction, cheque or other instrument aforesaid will, if delivered, be deemed to have been given and received on the day it was delivered, and if mailed, be deemed to have been given and received on the third business day following the day of mailing, except in the event of a disruption of the postal service in which event notice will be deemed to be received only when actually received and, if sent by telegram, telex, fax machine, telecommunication or other similar form of communication, be deemed to have been given or received on the day it was so sent.

5.03 Any party may at any time give to the other notice in writing of any changes or address of the party giving such notice and from and after the giving of such notice the address or addresses therein specified will be deemed to be the address of such party for the purposes of giving notice hereunder.

6.       WAIVER

6.01 If any provision of this Agreement shall fail to be strictly enforced or any party shall consent to any actions by any other party or shall waive any provision as set out herein such action by such party shall not be construed as a waiver thereof other than at the specific time that such waiver or failure to enforce takes place and shall at no time be construed as a consent, waiver or excuse for any failure to perform and act in accordance with this Agreement at any past or future occasions.

7.       FURTHER ASSURANCES

7.01 Each of the parties hereto shall from time to time and at all times do all such further acts and execute and deliver all further deeds and documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement. For greater certainty this section shall not be construed as imposing any obligation on any party to provide guarantees.

8.       ENTIRE AGREEMENT

8.01 This Agreement embodies the entire agreement and understanding between Vis' Opps and the Sales Representative and supersedes all prior agreements and undertakings, whether oral or written, relative to the subject matter hereof.

9.       AMENDMENT

9.01 This Agreement may be changed orally but only by an agreement in writing by the party or parties against which enforcement, waiver, change, modification or discharge is sought.

10.      ARBITRATION

10.01 If any question, differences or disputes shall arise between the parties in respect of any matters arising under this Agreement or in relation to the construction hereof the same shall be determined by the award of three arbitrators to be named as follows:

(a) the party sharing one side of the dispute shall name an arbitrator and give notice thereof to the pay sharing the other side of the dispute;

(b) the party sharing the other side of the dispute shall, within 14 days of receipt of the notice, name an arbitrator; and

(c) the two arbitrators so named shall, within 15 days of the naming of the latter of them, select a third arbitrator.

The decision of the majority of these arbitrators shall be made within 30 days after the selection of the latter of them. The expense of the arbitration shall be borne equally by Vis' Opps and the Sales Representative. If the parties on either side of the dispute fail to name an arbitrator within the time limit or proceed with the arbitration, the arbitrator named may decide the question. The arbitration shall be conducted in accordance with the provisions of the Commercial Arbitrations Act of the Province of British Columbia as amended, and the decision of the arbitrator or the majority of the arbitrators, as the case may be, shall be conclusive and binding upon all parties. The rules and procedures for the arbitration shall be procedures established in the B.C.
Arbitrators Institute and the appoint authority, if the two arbitrators appointed under paragraph 10.01(a) and (b) cannot agree on the third arbitrator, shall be the B.C. Arbitrators Institute. The place of arbitration shall be Vancouver, British Columbia, Canada.

11.      RULES AGAINST PERPETUITIES

11.01 If any right, power or interest of either Vis' Opps or the Sales Representative under this Agreement would violate the Rule against perpetuities, then such right, power and interest shall terminate at the expiration of 20 years after the death of the last survivor of all the lineal descendants of his late Majesty, King George V of England, living on the date of execution of this Agreement.

12.      ENUREMENT

12.01 This Agreement shall enure to the benefit and be binding upon the parties hereto and their respective successors and permitted assigns.


13.      GOVERNING LAW

13.01 This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia.

14.      SEVERABILITY

14.01 If any one or more of the provisions contained herein shall be invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provision shall not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

15.      NUMBER AND GENDER

15.01 Words used herein importing the singular number only shall include the plural, and vice versa, and words importing the masculine gender shall include the feminine and neuter genders, and vice versa, and words importing persons shall include firms and corporations.

16.      HEADINGS

16.01 The division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

17.      TIME OF THE ESSENCE

17.01 Time shall be of the essence in the performance of this Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day, month and year first above written.

THE CORPORATE SEAL OF                                ]
VIS' OPPS MARKETING INC.                             ]
Was hereunto affixed in the presence of:             ]
                                                     ]
    /s/  "Edison Ho"                                 ]
--------------------------------                     ]
(Authorized Signatory)                               ]



SIGNED and DELIVERED BY                              ]
YEN KWAN POON in the                      ]
Presence of:                                         ]
                                                     ]

    /s/  "Yiu Lam Ko"                                ]     /s/  "Yen Kwan Poon
--------------------------------                     ]  ------------------------
(Name)                                               ]          (Signature)
                                                     ]
                                                     ]
203 - 8020 Ryan Road                                 ]
-------------------------------                      ]
(Address)                                            ]
                                          ]
                                                     ]
Richmond, B.C., Canada, V7A 2E4                      ]
-------------------------------

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ANDERSEN ANDERSEN & STRONG, L.C.                  941 East 3300 South, Suite 220
Certified Public Accountants and                     Salt Lake City, Utah, 84106
Business Consultants Board
Member SEC Practice Section of the AICPA          Telephone 801-486-0096
                                                  Fax 801-486-0098
                                                  E-mail Kandersen @ msn.com

                                                                  EXHIBIT 10 (i)

               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

VIS' OPPS MARKETING INC.

We hereby consent to the use of our report dated April 7, 1999, in the registration statement of Vis' Opps Marketing Inc. filed in Form 10-SB in accordance with Section 12 of the Securities Exchange Act of 1934.

                                             /s/ L. REX ANDERSEN

                                           Andersen Andersen & Strong, L.L.C.

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Salt Lake City, Utah
April 7, 1999

        A member of ACF International with affiliated offices worldwide

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